Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2018

November 7, 2018

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars (except per share and share amounts)	Note	2018	2017 *†	2018	2017 *†
Revenues	5,6	571,983	329,443	1,376,386	952,065
Cost of revenue	7	(129,226)	(62,477)	(293,127)	(177,605)
Gross profit		442,757	266,966	1,083,259	774,460
General and administrative	7	(267,463)	(109,096)	(671,556)	(322,344)
Sales and marketing		(92,531)	(33,116)	(196,848)	(98,475)
Research and development		(11,862)	(6,030)	(29,023)	(18,513)
Operating income		70,901	118,724	185,832	335,128
Net (loss) earnings from associates		—	(2,569)	1,068	(2,569)
Net financing charges	6,7	(74,360)	(38,095)	(273,071)	(119,593)
(Loss) earnings before income taxes		(3,459)	78,060	(86,171)	212,966
Income tax recovery (expense)	8	13,189	(2,186)	15,438	(856)
Net earnings (loss)		9,730	75,874	(70,733)	212,110
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.		15,127	76,082	(63,067)	211,987
Non-controlling interest		(5,397)	(208)	(7,666)	123
Net earnings (loss)		9,730	75,874	(70,733)	212,110
Earnings (loss) per Common Share (U.S. dollars)
Basic	9	$0.06	$0.52	$(0.34)	$1.45
Diluted	9	$0.06	$0.37	$(0.34)	$1.05
Weighted average Common Shares outstanding (thousands)
Basic	9	257,322	147,351	186,517	146,537
Diluted	9	269,527	204,800	186,517	202,797

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 17.

† Certain amounts were reclassified in the comparative periods. See note 2.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2018	2017 *	2018	2017 *
Net earnings (loss)	9,730	75,874	(70,733)	212,110
Items that are or may be reclassified to net earnings (loss)
Debt instruments at FVOCI – loss in fair value **	(192)	—	(546)	—
Debt instruments at FVOCI – reclassified to net earnings **	273	—	315	—
Available-for-sale investments – gain in fair value ***	—	16,261	—	32,599
Available-for-sale investments – reclassified to net earnings ***	—	(1,593)	—	(5,216)
Foreign operations – unrealized foreign currency translation differences	(94,544)	(55,279)	(63,026)	(168,064)
Cash flow hedges – effective portion of changes in fair value †	(4,559)	(41,766)	14,565	(135,065)
Cash flow hedges – reclassified to net earnings †	(10,953)	48,083	(20,444)	141,604
Other comprehensive loss	(109,975)	(34,294)	(69,136)	(134,142)
Total comprehensive (loss) income	(100,245)	41,580	(139,869)	77,968
Total comprehensive (loss) income attributable to:
Shareholders of The Stars Group Inc.	(92,645)	41,788	(130,000)	77,845
Non-controlling interest	(7,600)	(208)	(9,869)	123
Total comprehensive (loss) income	(100,245)	41,580	(139,869)	77,968

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 17.

** Net of income tax (expense) recovery of $(42,000) and $475,000 for the three and nine months ended September 30, 2018, respectively (2017 - net of income tax of $nil for both periods).

*** Net of income tax of $nil for each of the three and nine months ended September 30, 2018 (2017 - net of income tax recovery of $146,000 for both periods).

† Net of income tax expense of $nil for each of the three and nine months ended September 30, 2018 (2017 – net of income tax of $nil for both periods).

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at September 30,	As at December 31,
In thousands of U.S. Dollars	Note	2018	2017 *†
ASSETS
Current assets
Cash and cash equivalents - operational		418,896	283,225
Cash and cash equivalents - customer deposits		327,765	227,098
Total cash and cash equivalents		746,661	510,323
Restricted cash advances and collateral		10,696	7,862
Prepaid expenses and other current assets		50,816	29,695
Current investments - customer deposits		104,125	122,668
Accounts receivable		154,102	100,409
Income tax receivable		29,643	16,540
Derivatives	12	—	2,037
Total current assets		1,096,043	789,534
Non-current assets
Restricted cash advances and collateral		10,700	45,834
Prepaid expenses and other non-current assets		27,496	26,551
Non-current accounts receivable		12,430	11,818
Property and equipment		76,745	44,837
Income tax receivable		11,805	14,061
Deferred income taxes	8	6,597	5,141
Derivatives	12	32,904	—
Goodwill and intangible assets	10	10,205,886	4,477,350
Total non-current assets		10,384,563	4,625,592
Total assets		11,480,606	5,415,126
LIABILITIES
Current liabilities
Accounts payable and other liabilities		434,087	194,187
Customer deposits		429,574	349,766
Current provisions	13	31,853	17,590
Derivatives	12	14,136	—
Income tax payable		91,864	35,941
Due to related parties	18	2,028	—
Current portion of long-term debt	11	35,750	4,990
Total current liabilities		1,039,292	602,474
Non-current liabilities
Long-term debt	11	5,483,900	2,353,579
Long-term provisions	13	4,268	3,093
Derivatives	12	21,093	111,762
Other long-term liabilities	4	91,521	—
Due to related parties	18	34,267	—
Income tax payable		12,825	24,277
Deferred income taxes	8	594,297	16,510
Total non-current liabilities		6,242,171	2,509,221
Total liabilities		7,281,463	3,111,695
EQUITY
Share capital	14	4,095,038	1,884,219
Reserves	15	(442,234)	(142,340)
Retained earnings		542,146	561,519
Equity attributable to the Shareholders of The Stars Group Inc.		4,194,950	2,303,398
Non-controlling interest		4,193	33
Total equity		4,199,143	2,303,431
Total liabilities and equity		11,480,606	5,415,126

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 17.

† Certain amounts were reclassified in the comparative periods during the three months ended June 30, 2018. See note 2.

See accompanying notes.

Approved and authorized for issue on behalf of the Board on November 7, 2018.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Executive Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee of the Board

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended September 30, 2018 and 2017:

	Share Capital
In thousands of U.S. Dollars, except share numbers	Common Shares number	Preferred Shares number	Common Shares amount	Preferred Shares amount	Reserves (note 15)	Retained earnings	Equity attributable to the Shareholders of The Stars Group Inc.	Non-controlling interest	Total equity
Balance – January 1, 2017	145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728
Net earnings	—	—	—	—	—	211,987	211,987	123	212,110
Other comprehensive loss	—	—	—	—	(134,142)	—	(134,142)	—	(134,142)
Total comprehensive income	—	—	—	—	(134,142)	211,987	77,845	123	77,968
Issue of Common Shares in relation to stock options and equity awards	2,426,150	—	13,132	—	(3,211)	—	9,921	—	9,921
Share cancellation	(76,437)	—	(493)	—	493	—	—	—	—
Stock-based compensation	—	—	—	—	7,914	—	7,914	—	7,914
Acquisition of non-controlling interest	—	—	—	—	467	—	467	(826)	(359)
Balance – September 30, 2017	147,450,840	1,139,249	1,191,043	684,385	(92,632)	514,275	2,297,071	101	2,297,172

Balance – December 31, 2017 *	147,947,874	1,139,249	1,199,834	684,385	(142,340)	561,519	2,303,398	33	2,303,431
Adjustment on adoption of IFRS 9 **	—	—	—	—	213	43,694	43,907	—	43,907
Balance - January 1, 2018 (restated)	147,947,874	1,139,249	1,199,834	684,385	(142,127)	605,213	2,347,305	33	2,347,338
Net loss	—	—	—	—	—	(63,067)	(63,067)	(7,666)	(70,733)
Other comprehensive loss	—	—	—	—	(66,933)	—	(66,933)	(2,203)	(69,136)
Total comprehensive loss	—	—	—	—	(66,933)	(63,067)	(130,000)	(9,869)	(139,869)
Issue of Common Shares in relation to stock options and equity awards	1,762,810	—	37,461	—	(6,889)	—	30,572	—	30,572
Conversion of Preferred Shares to Common Shares	60,013,510	(1,139,249)	684,385	(684,385)	—	—	—	—	—
Issue of Common Shares in connection with acquired subsidiaries	41,049,398	—	1,477,478	—	—	—	1,477,478	—	1,477,478
Issue of Common Shares in connection with Equity Offering	18,875,000	—	690,353	—	—	—	690,353		690,353
Re-allocation from warrants reserves to share capital for exercised warrants	2,422,944	—	14,688	—	(14,688)	—	—	—	—
Stock-based compensation	—	—	—	—	8,802	—	8,802	—	8,802
Reversal of deferred tax on stock-based compensation	—	—	—	—	(359)	—	(359)	—	(359)
Equity fees	—	—	(5,415)	—	—	—	(5,415)	—	(5,415)
Reversal of 2014 deferred tax	—	—	(3,746)	—	—	—	(3,746)	—	(3,746)
Acquisition of non-controlling interest in subsidiary	—	—	—	—	(220,040)	—	(220,040)	14,029	(206,011)
Balance – September 30, 2018	272,071,536	—	4,095,038	—	(442,234)	542,146	4,194,950	4,193	4,199,143

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 17.

** During the nine months ended September 30, 2018, the Corporation made a non-material adjustment totaling $12.9 million to the amounts recognized in retained earnings in respect of the adoption of IFRS 9. See note 17.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,
In thousands of U.S. Dollars	Note	2018	2017 *
Operating activities
Net (loss) earnings		(70,733)	212,110
Add (deduct):
Income tax (recovery) expense recognized in net earnings		(15,438)	856
Net financing charges	7	273,071	118,824
Depreciation and amortization	7	182,781	108,966
Unrealized loss (gain) on foreign exchange		58,954	(9,891)
Unrealized loss (gain) on investments		584	(9,332)
Impairment (reversal of impairment) of intangible assets and assets held for sale		4,901	(8,430)
Net (earnings) loss from associates		(1,068)	2,569
Realized loss (gain) on current investments and promissory note		420	(9,155)
Income taxes paid		(27,182)	(8,941)
Changes in non-cash operating elements of working capital		(49,805)	(10,284)
Customer deposit liability movement		12,349	(22,398)
Other		473	5,949
Net cash inflows from operating activities		369,307	370,843
Investing activities
Acquisition of subsidiaries, net of cash acquired	4	(1,865,262)	(6,516)
Additions to intangible assets		(16,268)	(1,484)
Additions to property and equipment		(18,791)	(5,507)
Additions to deferred development costs		(32,686)	(16,701)
Net sale of investments utilizing customer deposits		18,543	4,466
Cash movement from (to) restricted cash		35,000	—
Settlement of promissory note		—	8,084
Net investment in associates		1,068	(2,000)
Proceeds on disposal of interest in associate classified as held for sale		—	16,127
Other		(1,074)	(6,577)
Net cash outflows from investing activities		(1,879,470)	(10,108)
Financing activities
Issuance of Common Shares	14	717,250	—
Transaction costs on issuance of Common Shares	14	(32,312)	—
Issuance of Common Shares in relation to stock options	14	30,572	9,921
Redemption of SBG preferred shares and payment of shareholder loan on acquisition	4	(674,286)	—
Issuance of long-term debt		5,957,976	—
Repayment of long-term debt		(2,865,456)	(133,901)
Repayment of long-term debt assumed on business combination	4	(1,079,729)	—
Interest paid		(128,391)	(95,620)
Transaction costs on long-term debt		(36,559)	(4,719)
Net proceeds on related party debt	18	31,730	—
Payment of deferred consideration	16	—	(197,510)
Settlement of derivatives	12	(125,822)	13,904
Acquisition of further interest in subsidiaries	4	(48,240)	—
Settlement of margin		—	(7,602)
Capital contribution from non-controlling interest		12,060	—
Net cash inflows (outflows) from financing activities		1,758,793	(415,527)
Increase (decrease) in cash and cash equivalents		248,630	(54,792)
Unrealized foreign exchange difference on cash and cash equivalents		(12,292)	14,298
Cash and cash equivalents – beginning of period		510,323	267,684
Cash and cash equivalents - end of period		746,661	227,190

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 17.

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The Stars Group Inc. (“The Stars Group” or the “Corporation”) is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings. The Stars Group offers these products directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK.

As at September 30, 2018, The Stars Group had three reportable segments, the international business (“International”), the United Kingdom business (“United Kingdom”) and the Australian business (“Australia”), each as described below, as well as a corporate cost center (“Corporate”). There are up to four major lines of operations within the Corporation’s reportable segments, as applicable: real-money online poker (“Poker”), real-money online betting (“Betting”), real-money online casino gaming and, where applicable, bingo (“Gaming”), and other gaming-related revenues, including, without limitation, from social and play-money gaming, live poker events, branded poker rooms, Oddschecker and other nominal sources of revenue (“Other”). As it relates to these lines of operations, online revenues include revenues generated through the Corporation’s real-money online, mobile and desktop client platforms, as applicable.

The Stars Group’s primary business and main source of revenue is its online gaming businesses. These currently consist of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014 (the ‘‘Stars Interactive Group Acquisition’’), the operations of Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, “Sky Betting & Gaming” or “SBG”), which it acquired in July 2018 (the “SBG Acquisition”), and TSG Australia Pty Ltd (formerly CrownBet Holdings Pty Limited) and its subsidiaries and affiliates, including TSGA Holdco Pty Limited (formerly William Hill Australia Holdings Pty Ltd) and its subsidiaries and affiliates (“TSGA” and where the context requires, collectively, “BetEasy”), which it acquired an 80% equity interest in between February 2018 and April 2018 (BetEasy acquired TSGA in April 2018) (collectively, the “Australian Acquisitions”). The Stars Interactive Group is based in the Isle of Man and operates globally; SBG is based in and primarily operates in the United Kingdom, the largest regulated online gaming market in the world; and BetEasy is based in and primarily operates in Australia, the second largest regulated online gaming market in the world.

The International segment currently includes the Stars Interactive Group business, which represents The Stars Group’s existing business prior to the SBG Acquisition and the Australian Acquisitions, and operates across all lines of operations and in various jurisdictions around the world, including the United Kingdom, under the brands identified above in this note 1; the United Kingdom segment currently consists of the business operations of Sky Betting & Gaming, including those outside of the United Kingdom, and operates across all lines of operations primarily in the United Kingdom; and the Australia segment currently consists of the business operations of BetEasy, and operates within the Betting line of operation and primarily in Australia under the BetEasy brand. Prior segmental results for the three and nine months ended September 30, 2017 have been recast to be presented in a manner consistent with the changed reporting segments. See note 6.

The Stars Group was incorporated on January 30, 2004 under the Companies Act (Quebec) and continued under the Business Corporations Act (Ontario) on August 1, 2017. The registered head office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada, M5J 2J3 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TSGI”, and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TSG”.

For reporting purposes, the Corporation prepares its unaudited interim condensed consolidated financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars, references to “GBP” or “₤” are to British Pound Sterling and references to “AUD” or “AUD $” are to Australian dollars. Unless otherwise indicated, all references to a specific “note” refer to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three and nine months ended September 30, 2018. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34—Interim Financial Reporting as issued by the International Accounting Standards Board, and do not include all the information required for full annual consolidated financial statements. Except as described below, the accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements and related notes contained therein are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December

31, 2017 (the “2017 Financial Statements”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2017 Financial Statements.

On January 1, 2018, the Corporation adopted the provisions in Financial Instruments (“IFRS 9”) and Revenue from Contracts with Customers (“IFRS 15”). See note 17. Changes to significant accounting policies in relation to these adoptions are detailed below. The Corporation also expects to reflect these changes in accounting policies in its audited consolidated financial statements as at and for the year ended December 31, 2018.

As previously announced, in response to segment changes following the Australian Acquisitions (as defined below and further detailed in note 6), and to align with financial measures commonly used in the industry, the Corporation made certain reclassifications during the second quarter to the comparative unaudited interim condensed consolidated financial statements to enhance their comparability with the current period’s presentation. Consistent reclassifications have been made to the comparative unaudited interim condensed consolidated statement of earnings during the third quarter. As a result, certain line items have been amended in the comparative unaudited interim condensed consolidated statements of earnings and financial position and the related notes to the unaudited interim condensed consolidated financial statements. These reclassifications are outlined below:

Unaudited Interim Condensed Consolidated Statement of Earnings

The following measures, which the Corporation first introduced during the second quarter of 2018, resulted in a re-classification of the applicable comparative periods:  Cost of revenue, Gross profit and Operating income.

•	Cost of revenue now includes the following material items:
-

Gaming duty ($33.4 million and $93.6 million for the three and nine months ended September 30, 2017), previously reported separately on the unaudited interim condensed consolidated statements of earnings.

-

Processor costs ($17.4 million and $50.8 million for the three and nine months ended September 30, 2017), previously reported within General and administrative in the unaudited interim condensed consolidated statements of earnings.

-

Royalties ($7.8 million and $21.9 million for the three and nine months ended September 30, 2017) and affiliates costs ($1.6 million and $5.1 million for the three and nine months ended September 30, 2017) previously reported within Selling costs in the unaudited interim condensed consolidated statements of earnings.

•	The following material re-classifications were made to the expenses not included in Cost of revenue:
-	General and administrative expenses, as previously reported, now also include the following:
▪

Foreign exchange ($2.6 million loss and $2.3 million loss for the three and nine months ended September 30, 2017) and bank charges ($0.2 million and $0.7 million for the three and nine months ended September 30, 2017), previously reported within Financial expenses.

▪

A portion of Gain on investments ($8.9 million and $13.5 million for the three and nine months ended September 30, 2017), previously reported separately within Gain from investments in the unaudited interim condensed consolidated statement of earnings.

-	Sales and marketing:
▪	Selling expenses remain as reported in previous periods, except for the exclusion of costs now included in Cost of revenue as described above.
-	Research and development:
▪	Previously reported within General and administrative expenses and now reported separately on the unaudited interim condensed consolidated statement of earnings.
-	Net financing charges:
▪

Financial expenses remain as previously reported, except for the inclusion of a portion of Gain from investments, primarily related to investment income ($0.1 million and $0.7 million for the three and nine months ended September 30, 2017) (previously reported separately on the unaudited interim condensed consolidated statement of earnings) and the exclusion of foreign exchange and bank charges (which are now included in General and administrative expenses as noted above).

Unaudited Interim Condensed Consolidated Statement of Financial Position

The following re-classifications to the comparative period, which the Corporation first made during the second quarter of 2018, include the following:

•

Current assets: Prepaid expenses and deposits ($29.4 million) and Inventories ($0.3 million) were reported separately in previous periods and are now reported within Prepaid expenses and other current assets.

•

Non-Current assets: Prepaid expenses and deposits ($16.5 million), Long term investments ($7.0 million) and Investment tax credits receivable ($3.1 million) were reported separately in previous periods and are now reported within Prepaid expenses and other non-current assets.

•

Current Liabilities:  Accounts payable and accrued liabilities ($151.5 million) and Other payables ($42.7 million) were reported separately in previous periods and are now reported within Accounts payable and other liabilities.

New significant accounting policies

IFRS 9, Financial Instruments

The Corporation has applied IFRS 9, Financial Instruments retrospectively from January 1, 2018. In accordance with the practical expedients permitted under the standard, comparative information for 2017 has not been restated.

For further information regarding the impact of IFRS 9, see note 17.

Financial Assets

Financial assets are initially recognized at fair value and from January 1, 2018 are classified into one of the following measurement categories:

•	Those to be measured subsequently at fair value, either through profit or loss or other comprehensive income; or
•	Those to be measured at amortized cost.

The classification depends on the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Corporation only reclassifies debt instruments when its business model for managing those assets changes.

For assets measured at fair value, gains and losses are recorded in profit or loss or other comprehensive income. For investments in debt instruments, the classification depends on the business model and the contractual terms of the respective cash flows for which the investment is held. For investments in equity instruments that are not held for trading, the classification depends on whether the Corporation has made an irrevocable election at the time of initial recognition to account for the equity instruments at fair value through other comprehensive income.

At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not measured at FVTPL (as defined below), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Corporation’s business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which the Corporation classifies its debt instruments:

•

Amortized cost: assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through other comprehensive income (“FVOCI”): assets that are held for collection of contractual cash flows and for sale, where the cash flows represent solely payments of principal and interest are measured at FVOCI. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest revenue and foreign exchange gains and losses recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

•

Fair value through profit or loss (“FVTPL”): assets that do not meet the criteria for classification as amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the unaudited interim condensed consolidated statements of earnings.

Equity instruments

The Corporation subsequently measures all equity instruments at fair value, except for equity instruments for which equity method accounting is applied. Where the Corporation’s management elects to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss upon the derecognition of those instruments. Equity instruments are designated as FVOCI on an instrument by instrument basis when the conditions are met based on the nature of the instrument. Dividends from such instruments continue to be recognized in profit or loss when the Corporation’s right to receive payment is established.

Changes in the fair value of financial assets at FVTPL are recognized in the unaudited interim condensed consolidated statements of earnings.

Impairment

At the end of each reporting period, the Corporation assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment provision recorded in respect of debt instruments carried at amortized cost and FVOCI is determined at 12-months expected credit losses on the basis that the Corporation considers these instruments as low risk.

The Corporation applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The forward-looking element in determining impairment for financial assets is derived from comparison of current and projected macro-economic indicators covering primary markets in which the Corporation operates.

Financial Liabilities

Debt modification

The Corporation may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. For debt repayable at par with nominal break costs, the Corporation has elected to account for such debt modifications as equivalent to repayment at no cost of the original financial instrument and an origination of a new debt at market conditions. Resetting the debt to market conditions with the same lender has the same economic substance as extinguishing the original financial instrument and originating new debt with a third-party lender at market conditions. The transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any unamortized costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment.

For all other debt, the accounting treatment of debt modifications depends upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when either: (i) the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt or (ii) management determines that other changes to the terms of the amended agreement, such as a change in the environment in which a floating interest rate is determined, are substantially different. If the modification is considered to be substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any unamortized costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered to be substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Derivatives

The Corporation uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value in the unaudited interim condensed consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the unaudited interim condensed consolidated statements of earnings.

Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources.

As permitted by IFRS 9, the Corporation has elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9.

IFRS 15, Revenues from Contracts with Customers

The Corporation has applied IFRS 15, Revenues from Contracts with Customers from January 1, 2018. As permitted, the Corporation has applied IFRS 15 using the modified retrospective approach, whereby the cumulative impact of adoption is recognized in opening retained earnings. Comparative information for 2017 has not been restated.

The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

For further information regarding the impact of IFRS 15, see note 17.

Sources of Estimation Uncertainty

Valuation of acquired intangible assets

Acquisitions may result in the recognition of certain intangible assets, recognized at fair value, including but not limited to, software technology, customer relationships, below market significant contracts, and brands. Key estimates made by management in connection with the valuation of acquired intangible assets relating to the SBG Acquisition and the Australian Acquisitions, included:

(i)	Discount rates – The Corporation used discount rates ranging from 7% to 10%.
(ii)	Attrition rates – The Corporation valued certain intangibles using estimated attrition rates ranging from 3% to 10%.
(iii)	Technology migration – The Corporation valued technology intangibles using estimated useful lives of 5 to 7 years based on the planned migration towards newer developed technology.
(iv)	Technology royalty rate – The Corporation valued certain technology intangibles using royalty rates ranging from 5% to 10%.
(v)	Brand royalty rate – The Corporation valued brands using royalty rates ranging from 2.5% to 5%.
(vi)

Estimating future cash flows – The Corporation considered historical performance and industry assessments among other sources in the estimation of the cash flows. Significant estimation uncertainty exists with respect to forecasting and growth assumptions used in the valuation of intangibles.

Valuation of contingent payment on acquisition of non-controlling interest

As part of the incremental acquisition of an 18% equity interest in BetEasy, BetEasy’s management team will be entitled to an additional payment of up to $182 million in 2020, subject to certain performance conditions primarily related to its EBITDA, and payable in cash and/or additional Common Shares at The Stars Group’s discretion. The Corporation considered this additional payment to be a contingent payment and accounted for it as part of the purchase price related to the acquisition of the 18% equity interest in BetEasy. The contingent payment is subsequently recorded at fair value at each balance sheet date, with re-measurements recorded within net financing charges in the unaudited interim condensed statement of earnings. In valuing the contingent payment as at the acquisition date and at period end, the Corporation used a discount rate of 8% for both periods, based on the term of the contingent payment period and credit risk of the counterparty and volatility of historical EBITDA for comparable companies of 25% - 30% for both periods, based on historical performance and market indicators.

Critical Accounting Judgments

Valuation of acquired intangible assets

The intangible assets described in the sources of estimation uncertainty section above are valued using various valuation methodologies, such as the market, income and cost methods. In applying these methodologies, management makes certain key judgments and assumptions. These judgments and assumptions are highly subjective and the ability to realize the future cash flows used in fair value calculations may be affected by changes in economic conditions, economic performance or business strategies. For further information regarding the valuation of acquired intangible assets, see note 4.

Acquisition of BetEasy – Control assessment

As previously reported, the Corporation acquired a 62% equity interest in BetEasy on February 27, 2018, and a further 18% equity interest on April 24, 2018. As is typical, the shareholders agreement entered into with the minority shareholders of BetEasy in connection with the Australian Acquisitions includes a number of rights and protections for the minority shareholders in certain circumstances that are directly harmful to the minority, including as it relates to significant changes to business scope, material acquisitions or financing. In the Corporation’s judgment such minority shareholder rights are protective rights and the Corporation has control in accordance with IFRS 3, Business Combinations.

Debt extinguishment

As discussed in note 11, on April 6, 2018, the Corporation amended its long-term debt in connection with the Australian Acquisitions and recorded the amendment as an extinguishment for accounting purposes as the debt was repayable at par, and no termination costs were incurred. On July 10, 2018, the Previous First Lien Term Loans (as defined below) were repaid in full and the transaction was recorded as an extinguishment for accounting purposes. No termination costs were incurred upon repayment.

Recognition of Embedded Derivatives

The Senior Notes (as defined below) include certain embedded features allowing the Corporation to redeem the Senior Notes or allowing the holders to require a redemption of the Senior Notes. Management applied its judgment in determining whether the features represent embedded derivatives required to be bifurcated from the carrying value of the Senior Notes, including in relation to the assessment of whether the features are closely related to the host contract (i.e., the Indenture (as defined below) governing the Senior Notes). Certain features, as discussed in notes 11 and 12, were bifurcated from the carrying value of the Senior Notes.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements - not yet effective

IFRS 16, Leases (“IFRS 16”)

In 2016 the IASB issued IFRS 16 to replace IAS 17, Leases (“IAS 17”), effective January 1, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the quantitative impact of this standard and does not anticipate applying it prior to its effective date. However, qualitatively the Corporation currently expects the following material impacts:

(i)

an increase in total assets, as assets relating to leases currently accounted for as operating leases under IAS 17 will be recorded within property and equipment on the statement of financial position. Land and building represents the asset category expected to be materially impacted;

(ii)	an increase in total liabilities, as liabilities relating to leases currently accounted for as operating leases under IAS 17 will be recognized;
(iii)

operating lease expenses, which are currently included within general and administrative, sales and marketing and research and development expenses based on the nature of the lease, will be reclassified and recalculated resulting in the recognition of depreciation expense, recorded within general and administrative expenses and interest accretion expense, recorded within net financing costs. As a result, operating income will be impacted;

(iv)	future depreciation and interest accretion for the Corporation’s historic leases will also be affected by its choice of transition options, which is still under review; and
(v)	there may be a corresponding effect on tax balances in relation to all of the above impacts.

4.	ACQUISITION OF SUBSIDIARIES

BetEasy

As previously announced on February 27, 2018, a subsidiary of the Corporation acquired a 62% controlling equity interest in BetEasy, which it increased to an 80% controlling equity interest on April 24, 2018 as described below. Pursuant to a shareholders agreement (the “Shareholders Agreement”), the Corporation is entitled to, among other things, appoint a majority of the directors on the board of directors of BetEasy. The Corporation therefore obtained control through acquiring the majority equity interest in combination with such rights. The non-controlling interest in BetEasy is measured at the proportionate share of net assets of the subsidiary. The Corporation believes the Australian Acquisitions provide the Corporation with a strong market position in Australia and creates an opportunity for cost synergies.

In connection with the 62% equity interest in BetEasy, the Corporation entered into a put option deed with an exercise price equal to the purchase price of the 62% equity interest in BetEasy, $117.7 million (AUD$150.0 million), plus interest. The put option was set to expire on the earlier of February 28, 2019 or the completion of BetEasy’s purchase of TSGA (the latter occurred on April 24, 2018 as described above). On expiration, the $0.6 million mark to market of this put option previously recognized was derecognized and recorded in general and administrative in the statement of earnings. See note 12 for further details.

On April 24, 2018, the Corporation acquired a further 18% equity interest in BetEasy for a total consideration of $229.2 million (AUD$300.6 million), comprising cash of $48.2 million (AUD$63.2 million), newly issued Common Shares valued at $96.4 million (AUD$126.4 million), see note 14, and deferred contingent payment valued at $84.6 million (AUD$111.0 million) at acquisition, which is included in other long-term liabilities on the statement of financial position. See note 16 for details regarding the valuation of the deferred contingent payment. To finance the cash portion of the purchase price for the transaction, the Corporation obtained incremental financing as part of the April 2018 Amend and Extend. In addition, a shareholder loan was issued to certain non-controlling shareholders of BetEasy. See note 17. The acquisition of the additional equity interest in BetEasy had no impact on the fair values of the goodwill and intangible assets acquired on February 27, 2018; however, the excess of the total consideration compared to the carrying value of the 18% non-controlling interest was recognized directly in equity as acquisition reserve. See note 15.

Also on April 24, 2018, in connection with the Corporation’s acquisition of the additional 18% interest in BetEasy, the Corporation entered into a non-controlling interest put-call option in relation to the 20% interest in BetEasy held by its minority interest shareholders, with an exercise price based on certain future operating performance conditions of the acquired business. This was determined to be a non-controlling interest put-call option with a variable settlement amount that can be settled in either cash or shares or a combination of both, and because the put-call option does not clearly grant the Corporation with present access to returns associated with the remaining 20% ownership interest, the Corporation recognized this put-call option as a net liability derivative. As at each of the acquisition date and September 30, 2018, the Corporation determined that the fair value of this non-controlling interest derivative was $nil.

The provisional amounts recognized in respect of the identifiable assets acquired and liabilities assumed upon acquisition of BetEasy are set out in the table below:

In thousands of U.S. Dollars	As at February 27, 2018
Financial assets	28,960
Property, plant and equipment	6,192
Identifiable intangible assets (note 10)	102,292
Financial liabilities	(59,223)
Deferred tax liability	(14,364)
Total identifiable assets	63,857
Non-controlling interest	(2,669)
Goodwill (note 10)	56,519
Total consideration	117,707

Satisfied by:
Cash	117,707
Less: Cash and cash equivalent balances acquired	(17,003)
Net cash outflow arising on acquisition	100,704

The fair value of the financial assets includes receivables with a fair value of $4.7 million and a gross contractual value of $7.8 million. The Corporation’s best estimate at the acquisition date of the contractual cash flows not to be collected is $3.1 million.

Included in the amounts recognized is a deferred tax liability of $25.9 million, comprised of a $23.4 million deferred tax liability related to acquired intangible assets and a $2.5 million deferred tax liability related to other temporary differences as well as a deferred tax asset of $11.5 million wholly related to other temporary differences.

The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation’s business geographically and the expansion of its online betting product offerings. The goodwill is not deductible for tax purposes.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition. Therefore, the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date.

TSGA

On April 24, 2018, BetEasy acquired 100% of TSGA.

The provisional amounts recognized in respect of the identifiable assets acquired and liabilities assumed are set out in the table below:

In thousands of U.S. Dollars	As at April 24, 2018
Financial assets	41,142
Property, plant and equipment	2,048
Identifiable intangible assets (note 10)	271,939
Financial liabilities	(80,719)
Deferred tax liability	(76,394)
Total identifiable assets	158,016
Goodwill (note 10)	83,186
Total consideration	241,202

Satisfied by:
Cash	241,202
Less: Cash and cash equivalent balances acquired	(32,352)
Net cash outflow arising on acquisition	208,850

The fair value of the financial assets includes receivables with a fair value of $16.7 million and a gross contractual value of $33.1 million. The Corporation’s best estimate at the acquisition date of the contractual cash flows not to be collected is $16.4 million.

Included in the amounts recognized is a deferred tax liability of $81.0 million, comprised of a $80.4 million deferred tax liability related to acquired intangible assets and a $0.6 million deferred tax liability related to other temporary differences as well as a deferred tax asset of $4.6 million wholly related to other temporary differences.

The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation’s business geographically and the expansion of its online betting product offerings. The goodwill is not deductible for tax purposes.

Acquisition-related costs directly related to the Australian Acquisitions were $11.3 million and were expensed in the unaudited interim condensed consolidated statements of earnings in the general and administrative category.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition. Therefore, the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date. During the three months ended September 30, 2018, the Corporation made an adjustment totaling $31.7 million as a reduction to the amounts recognized as non-controlling interest in relation to the acquisition of TSGA with a corresponding reduction to goodwill.

During the third quarter, the Corporation substantially completed its migration and integration of TSGA into BetEasy. As a result, revenues and earnings can no longer be attributed to the individual acquired entities. On a combined basis, BetEasy contributed $124.6 million of revenue and a loss of $41.9 million to the Corporation for the period between the respective dates of acquisition and September 30, 2018. BetEasy revenue has been reported in Betting revenues in the Australia segment. See note 6.

SBG

As previously announced, on July 10, 2018, the Corporation completed the SBG Acquisition. This acquisition improves the Corporation’s revenue diversity across its major lines of operations; increases the Corporation’s presence in locally regulated or taxed markets; develops sports betting as a second customer acquisition channel and creates an opportunity to cross-sell customers across multiple lines of operations; and enhances the Corporation’s products and technology.

The provisional amounts recognized in respect of the identifiable assets acquired and liabilities assumed are set out in the table below:

In thousands of U.S. Dollars	As at July 10, 2018
Financial assets	414,972
Property, plant and equipment	18,086
Identifiable intangible assets (note 10)	3,056,301
Other financial liabilities	(393,477)
Derivative	(5,031)
Shareholder loan	(663,407)
Bank loan	(1,084,413)
Preference shares	(10,879)
Other non-current liabilities	(1,453)
Deferred tax liability	(516,200)
Total identifiable assets	814,499
Goodwill (note 10)	2,425,296
Total consideration	3,239,795

Satisfied by:
Non-cash consideration:
Common Shares Issued	1,381,044

Cash consideration:
Cash	1,858,751
Less: Cash and cash equivalent balances acquired	(304,053)
Net cash outflow arising on acquisition	1,554,698
Total consideration, net of cash acquired	2,935,742

The fair value of the financial assets includes receivables with a fair value of $2.9 million and a gross contractual value of $3.0 million. The Corporation’s best estimate at the acquisition date of the contractual cash flows not to be collected is $0.1 million.

Financial liabilities include assumed liabilities for long-term debt and shareholder loans payable of $1.08 billion and $663.4 million, respectively, SBG preferred shares of $10.9 million. Included in derivatives are cross-currency swap and interest rate swap instruments with an aggregate fair value of $(5.0) million. The Corporation redeemed the preferred shares and repaid shareholder loans payable immediately upon closing of the SBG Acquisition. The long-term debt was also repaid concurrent with the acquisition resulting in a gain on debt extinguishment of $3.5 million recorded in net financing charges and subsequently during the quarter, the applicable cross-currency and interest rate swaps were settled for a cash payment of $1.0 million.

Included in the amounts recognized is a deferred tax liability of $517.3 million related to acquired intangible assets and a deferred tax asset of $1.1 million wholly related to other temporary differences.

As at July 10, 2018, SBG had future financial commitments for marketing, technology and IT contracts of $110.2 million.

The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation’s business geographically, expansion of its online betting, primarily sports betting, gaming and other product offerings, and the ability to cross-sell across these product offerings. The goodwill is not deductible for tax purposes.

Acquisition-related costs directly related to the SBG Acquisition were $39.7 million and were expensed in the unaudited interim condensed consolidated statements of earnings in the general and administrative category.

SBG contributed $168.4 million of revenue and a loss of $17.9 million to the Corporation for the period between the date of acquisition and September 30, 2018. SBG revenue has been reported as part of the United Kingdom segment across all revenue categories in the segmental reporting. See note 6.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition. Therefore, the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date.

Other

During the nine months ended September 30, 2018, a subsidiary of the Corporation also acquired 100% of the equity interests in two subsidiaries, Publipoker S.R.L. and Keiem Ltd, for a total consideration, net of cash acquired, of $1.0 million.

If the above noted acquisitions had been completed on the first day of the financial year, the Corporation’s revenues for the three and nine months ended September 30, 2018 would have been $601.9 million and $1.9 billion, respectively, and net earnings (loss) for the three and nine months ended September 30, 2018 would have been $3.1 million and $(149.8) million, respectively.

The following tables shows acquired intangibles by asset class:

	Software Technology Acquired through Business Combinations $000’s	Other Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Deferred Development Costs $000’s	Total $000’s
BetEasy	—	10,904	56,714	—	34,674	102,292
TSGA	—	22,447	248,062	—	1,430	271,939
SBG	278,376	—	2,245,588	532,337	—	3,056,301
Total	278,376	33,351	2,550,364	532,337	36,104	3,430,532

5.REVENUE

The Corporation recognized the following amounts in the unaudited interim condensed consolidated statements of earnings:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Revenue from contracts with customers	568,326	327,049	1,376,598	942,805
Other sources of revenue	3,657	2,394	(212)	9,260
Total revenue	571,983	329,443	1,376,386	952,065

Revenues from contracts with customers have not been disaggregated as the nature of the revenue streams, contract duration and timing of transfer of services are all largely homogenous. For further information regarding revenues, including segment revenues by major line of operations and geographic region. See note 6.

6.	SEGMENTAL INFORMATION

Segments are reported in a manner consistent with the internal reporting provided to the Corporation’s Chief Operating Decision Maker (“CODM”). The Corporation’s CODM consists of its Chief Executive Officer, Chief Financial Officer and Chief Corporate Development Officer, as this group is responsible for allocating resources to, and assessing the performance of, the operating segments of the Corporation.

As a result of its previously announced Australian Acquisitions and SBG Acquisition, and potential future geographic expansion, the Corporation revised the composition of its reporting segments and the manner in which it has reported its operating results beginning with the unaudited interim condensed consolidated financial statements for the second quarter of 2018. The Corporation believes that the new presentation better reflects its current and expected management and operational structure. Earlier periods have been presented in a manner consistent with the revised segmentation. The segmentation reflects the way the CODM evaluates performance of, and allocates resources within, the business.

The CODM considers the Corporation’s business from both a geographic and product offering or lines of operation perspective. Giving effect to the reporting segment changes, for the three and nine months ended September 30, 2018 and 2017, the Corporation had three reportable operating segments: International, United Kingdom and Australia, as well as a Corporate cost center. For the purposes of the unaudited interim condensed consolidated financial statements, revenue within its revised operating segments is further divided into the Poker, Gaming, Betting and Other lines of operation, as applicable. The CODM receives geographic and lines of operation revenue information throughout the year for the purpose of assessing their respective performance. Certain costs are included in Corporate. “Corporate” in itself is not a reporting segment, but it comprises costs which are not directly allocable to any of the operating segments or relate to a corporate function (tax and treasury).

Further, each reporting segment incurs certain costs, which are not segregated among major lines of operations within each reporting segment as they share the same office infrastructure, the same workforce and the same administrative resources. There are no internal reports which currently provide true costs by major lines of operations within each reporting segment and the costs to develop such reports would be excessive.

The International segment currently includes the Stars Interactive Group business, which represents The Stars Group’s existing business prior to the SBG Acquisition and the Australian Acquisitions, and operates across all lines of operations and in various jurisdictions around the world, including the United Kingdom, under the brands identified above in note 1; the United Kingdom segment currently consists of the business operations of Sky Betting & Gaming, including those outside of the United Kingdom, and operates across all lines of operations primarily in the United Kingdom; and the Australia segment currently consists of the business operations of BetEasy, and operates within the Betting line of operation and primarily in Australia under the BetEasy brand. Prior segmental results for the three and nine months ended September 30, 2017 have been recast to be presented in a manner consistent with the changed reporting segments.

The primary measure used by the CODM for the purpose of decision making and/or evaluation of a segment is Adjusted EBITDA. The Corporation defines Adjusted EBITDA as net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation table below.

However, the CODM also uses other key measures as inputs, including, without limitation, revenue and capital expenditures, to supplement the decision-making process.

Segmental information for the three months ended September 30, 2018:

	Three Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations **	Consolidated
Revenue	352,446	168,380	52,157	—	(1,000)	571,983
Poker	212,832	2,884	—	—	—	215,716
Gaming	107,602	73,318	—	—	—	180,920
Betting	21,030	85,189	52,157	—	—	158,376
Other	10,982	6,989	—	—	(1,000)	16,971

Adjusted EBITDA (*)	182,228	27,943	(4,764)	(7,155)	—	198,252

Net financing charges	—	—	—	74,360	—	74,360

Depreciation and amortization	34,398	53,642	10,855	43	—	98,938

Capital expenditures	16,230	9,880	4,000	342	—	30,452

Segmental information for the three months ended September 30, 2017:

	Three Months Ended September 30, 2017
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations	Consolidated
Revenue	329,443	—	—	—	—	329,443
Poker	221,393	—	—	—	—	221,393
Gaming	83,474	—	—	—	—	83,474
Betting	11,688	—	—	—	—	11,688
Other	12,888	—	—	—	—	12,888

Adjusted EBITDA (*)	162,880	—	—	(7,113)	—	155,767

Net financing charges	—	—	—	38,095	—	38,095

Depreciation and amortization	36,626	—	—	5	—	36,631

Capital expenditures	10,023	—	—	70	—	10,093

Segmental information for the nine months ended September 30, 2018:

	Nine Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations **	Consolidated
Revenue	1,084,447	168,380	124,559	—	(1,000)	1,376,386
Poker	675,688	2,884	—	—	—	678,572
Gaming	316,253	73,318	—	—	—	389,571
Betting	57,351	85,189	124,559	—	—	267,099
Other	35,155	6,989	—	—	(1,000)	41,144

Adjusted EBITDA (*)	533,025	27,943	7,861	(27,284)	—	541,545

Net financing charges	—	—	—	273,071	—	273,071

Depreciation and amortization	108,354	53,642	20,723	62	—	182,781

Capital expenditures	48,719	9,880	8,658	488	—	67,745

Segmental information for the nine months ended September 30, 2017:

	Nine Months Ended September 30, 2017
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Intercompany eliminations	Consolidated
Revenue	952,065	—	—	—	—	952,065
Poker	642,946	—	—	—	—	642,946
Gaming	243,959	—	—	—	—	243,959
Betting	27,541	—	—	—	—	27,541
Other	37,619	—	—	—	—	37,619

Adjusted EBITDA (*)	478,264	—	—	(24,959)	—	453,305

Net financing charges	—	—	—	119,593	—	119,593

Depreciation and amortization	108,814	—	—	152	—	108,966

Capital expenditures	23,580	—	—	112	—	23,692

* Adjusted EBITDA is used internally by the CODM when analyzing underlying segment performance. Adjusted EBITDA is a non-IFRS financial measure and is defined above.

** The Corporation has excluded from its consolidated results $1.0 million of Other revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results is recorded to sales and marketing expense in the United Kingdom segment.

A reconciliation of Adjusted EBITDA to Net earnings (loss) is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Consolidated
Adjusted EBITDA	198,252	155,767	541,545	453,305
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	(1,667)	—	(112,485)	—
Stock-based compensation	(3,154)	(3,298)	(8,802)	(7,914)
(Loss) gain from investments and associates	(123)	8,920	(370)	13,566
(Impairment) reversal of intangibles assets and assets held for sale	(3,869)	1,117	(4,943)	8,429
Other costs	(19,600)	(7,151)	(46,332)	(23,292)
Total adjusting items	(28,413)	(412)	(172,932)	(9,211)
Depreciation and amortization	(98,938)	(36,631)	(182,781)	(108,966)
Operating income	70,901	118,724	185,832	335,128
Net financing charges	(74,360)	(38,095)	(273,071)	(119,593)
Net earnings (loss) from associates	—	(2,569)	1,068	(2,569)
(Loss) earnings before income taxes	(3,459)	78,060	(86,171)	212,966
Income tax recovery (expense)	13,189	(2,186)	15,438	(856)
Net (loss) earnings	9,730	75,874	(70,733)	212,110

The distribution of the Corporation’s assets by reporting segment is as follows:

	International	United Kingdom	Australia	Corporate	Total
Total assets as at September 30, 2018	5,282,303	5,549,534	543,841	104,928	11,480,606

Total assets as at December 31, 2017	5,398,392	—	—	16,734	5,415,126

The distribution of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at September 30,	As at December 31,
In thousands of U.S. Dollars	2018	2017
Geographic Area
Canada	65,698	53,394
Isle of Man	4,369,763	4,446,503
Italy	34	35
United Kingdom	5,356,510	6,511
Australia	475,444	—
Other licensed or approved jurisdictions	15,182	15,744
	10,282,631	4,522,187

Within its reporting segments, the Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its product offerings. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three or nine months ended September 30, 2018 or 2017, as applicable, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise. Following the SBG Acquisition, revenue earned in France, which was previously presented separately below, has been included in revenue from “other licensed or approved jurisdictions” as it no longer meets or exceeds the requirements noted above.

	Three Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
Isle of Man	93,523	—	—	(1,000)	92,523
Malta	123,413	—	—	—	123,413
Italy	37,849	487	—	—	38,336
United Kingdom	17,896	166,208	—	—	184,104
Spain	28,952	46	—	—	28,998
Australia	—	86	52,157	—	52,243
Other licensed or approved jurisdictions	50,813	1,553	—	—	52,366
	352,446	168,380	52,157	(1,000)	571,983

	Three Months Ended September 30, 2017
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
Isle of Man	89,049	—	—	—	89,049
Malta	111,797	—	—	—	111,797
Italy	33,794	—	—	—	33,794
United Kingdom	18,971	—	—	—	18,971
Spain	22,297	—	—	—	22,297
France	15,838	—	—	—	15,838
Other licensed or approved jurisdictions	37,697	—	—	—	37,697
	329,443	—	—	—	329,443

	Nine Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
Isle of Man	290,657	—	—	(1,000)	289,657
Malta	370,366	—	—	—	370,366
Italy	116,608	487	—	—	117,095
United Kingdom	57,468	166,208	—	—	223,676
Spain	91,881	46	—	—	91,927
Australia	—	86	124,559	—	124,645
Other licensed or approved jurisdictions	157,467	1,553	—	—	159,020
	1,084,447	168,380	124,559	(1,000)	1,376,386

	Nine Months Ended September 30, 2017
In thousands of U.S. Dollars	International	United Kingdom	Australia	Intercompany eliminations *	Total
Geographic Area
Isle of Man	278,537	—	—	—	278,537
Malta	315,235	—	—	—	315,235
Italy	96,356	—	—	—	96,356
United Kingdom	51,703	—	—	—	51,703
Spain	58,781	—	—	—	58,781
France	42,771	—	—	—	42,771
Other licensed or approved jurisdictions	108,682	—	—	—	108,682
	952,065	—	—	—	952,065

* The Corporation has excluded from its consolidated results $1.0 million of Isle of Man revenue included in the International segment related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results is recorded to sales and marketing expense in the United Kingdom segment.

7.EXPENSES CLASSIFIED BY NATURE

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Cost of revenues
Direct selling costs	32,452	9,486	57,963	26,998
Gaming duty, levies and fees	75,018	35,248	172,501	98,707
Processor and other operating costs	21,756	17,743	62,663	51,900
	129,226	62,477	293,127	177,605
General and administrative
Salaries and wages	85,825	48,099	194,992	129,695
Legal and professional fees	23,458	10,945	65,290	46,747
Impairment (reversal of impairment) of intangible assets and assets held for sale	3,826	(1,118)	4,901	(8,430)
Loss (gain) on disposal of investments and other assets	616	(8,584)	420	(12,968)
Acquisition-related costs	7,524	—	50,977	—
Foreign exchange (gain) loss	(10,017)	2,608	58,955	2,327
IT and software costs	26,854	5,588	46,661	14,493
Other operational costs	30,439	14,927	66,579	41,514
Depreciation and amortization	98,938	36,631	182,781	108,966
	267,463	109,096	671,556	322,344
Net financing charges
Interest on long-term debt	66,563	27,328	117,060	83,886
Re-measurement of deferred contingent payment [1]	5,056	—	8,753	—
Re-measurement of Embedded Derivatives [2]	(11,300)	—	(11,300)	—
Ineffectiveness on cash flow hedges	(11,949)	—	(11,949)	—
Accretion expense	8,984	9,903	30,064	28,491
Loss on debt extinguishment	18,521	—	143,497	—
Other interest (income) expense	(1,515)	864	(3,054)	357
Interest on deferred purchase price	—	—	—	6,859
	74,360	38,095	273,071	119,593

1 See notes 4 and 16 for details regarding the recognition and measurement of the deferred contingent payment.

2 See notes 11, 12 and 16 for details regarding the recognition and measurement of the Embedded Derivative (as defined below).

8.INCOME TAXES

Income taxes reported differ from the amount computed by applying the statutory rates to earnings before income taxes. The reconciliation of income taxes at the Corporation’s statutory rate to income taxes recorded is as follows.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	$000’s	$000’s	$000’s	$000’s
Net (loss) earnings before income taxes	(3,460)	78,060	(86,172)	212,966
Canadian statutory tax rate	26.5%	26.9%	26.5%	26.9%
Statutory income taxes	(917)	20,998	(22,836)	57,288
Non-taxable income	39	(39)	(132)	(106)
Non-deductible expenses	4,153	978	8,725	2,669
Differences in effective income tax rates in foreign jurisdictions	(49,012)	(37,303)	(101,127)	(106,881)
Deferred tax assets not recognized	31,760	11,726	102,042	31,990
Other	788	5,826	(2,110)	15,896
Income tax (recovery) expense	(13,189)	2,186	(15,438)	856

The income tax recovery for the three and nine months ended September 30, 2018 were $13.2 million and $15.4 million, respectively (three and nine months ended September 30, 2017, income tax expense of $2.2 million and $0.9 million, respectively). This resulted in effective tax rates for the three and nine months ended September 30, 2018 of 381.2% and 17.9%, respectively (three and nine months ended September 30, 2017, 2.8% and 0.4%, respectively). The income tax recovery for the three months and nine months ended September 30, 2018 includes $11.8 million and $14.4 million, respectively (three and nine months ended September 30, 2017, $nil) in relation to the deferred tax recovery on the amortization expense of acquired intangible assets from the Australian Acquisitions and the SBG Acquisition.

The Corporation’s income taxes for the current period are impacted by the tax recovery on amortization and the mix of geographic diversity of its taxable earnings. The Corporation expects that this will continue in future periods following the Australian Acquisitions and the SBG Acquisition, which have operations primarily in Australia and the United Kingdom, respectively, where statutory corporate income tax rates are higher than the corporate income tax rates in the Isle of Man and Malta, where the Corporation primarily operated from prior to these acquisitions.

Significant components of the Corporation’s deferred income tax balance at September 30, 2018 and December 31, 2017 were as follows:

	Property & Equipment	Intangibles	Tax Losses	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s
At January 1, 2017	25	(17,300)	139	976	(16,160)
Credited to net earnings	131	426	170	3,379	4,106
Credited to other comprehensive income	—	14	—	146	160
Charged directly to equity - share-based payment transactions	—	—	—	359	359
Acquisition of subsidiary	—	(72)	—	—	(72)
Foreign exchange on translation	—	253	(1)	(14)	238
At December 31, 2017	156	(16,679)	308	4,846	(11,369)

At January 1, 2018
Credited / (charged) to net earnings	79	15,227	4,322	(230)	19,398
Credited to other comprehensive income	—	—	—	474	474
Acquisition of subsidiary	—	(621,014)	—	14,057	(606,957)
Foreign exchange on translation	—	9,299	—	1,455	10,754
At September 30, 2018	235	(613,167)	4,630	20,602	(587,700)

9.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Numerator
Numerator for basic and diluted earnings per Common Share - net earnings (loss) attributable to shareholders of The Stars Group Inc.	$15,127,000	$76,082,000	$(63,067,000)	$211,987,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	257,322,252	147,350,920	186,517,259	146,537,015
Effect of dilutive securities
Stock options	1,560,125	633,675	1,817,597	551,799
Performance share units	372,680	51,709	271,438	—
Deferred share units	17,928	29,664	73,129	—
Restricted share units	79,809	30,017	86,860	—
Warrants	—	598,121	780,879	503,937
Convertible Preferred Shares	10,173,839	56,105,903	43,093,132	55,204,201
Effect of dilutive securities	12,204,381	57,449,089	46,123,035	56,259,937
Dilutive potential for diluted earnings per Common Share *	269,526,633	204,800,009	186,517,259	202,796,952
Basic earnings (loss) per Common Share	$0.06	$0.52	$(0.34)	$1.45
Diluted earnings (loss) per Common Share	$0.06	$0.37	$(0.34)	$1.05

* The Corporation has excluded the impact of dilutive securities for the nine months ended September 30, 2018 due to the net losses in this period.

10.	GOODWILL AND INTANGIBLE ASSETS

For the year ended December 31, 2017 and nine months ended September 30, 2018:

	Software Technology Acquired through Business Combinations $000’s	Other Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Deferred Development Costs $000’s	Goodwill $000’s	Total $000’s
Cost
Balance – January 1, 2018	117,492	18,712	1,423,719	485,253	71,819	2,810,681	4,927,676
Additions	—	16,268	—	—	32,686	—	48,954
Additions through business combination	278,376	33,351	2,550,364	532,337	36,104	2,567,075	5,997,607
Disposals	(165)	—	—	—	—	—	(165)
Translation	(6,596)	(790)	(60,426)	(12,613)	(856)	(60,825)	(142,106)
Balance – September 30, 2018	389,107	67,541	3,913,657	1,004,977	139,753	5,316,931	10,831,966

Accumulated amortization and impairments
Balance – January 1, 2018	91,072	9,384	324,292	—	20,107	5,471	450,326
Amortization	32,339	10,308	110,927	5,568	14,868	—	174,010
Disposals	(50)	—	—	—	—	—	(50)
Impairment	—	—	—	—	4,041	—	4,041
Translation	(338)	(362)	(1,166)	(111)	(270)	—	(2,247)
Balance – September 30, 2018	123,023	19,330	434,053	5,457	38,746	5,471	626,080

Net carrying amount
Balance – January 1, 2018	26,420	9,328	1,099,427	485,253	51,712	2,805,210	4,477,350
At September 30, 2018	266,084	48,211	3,479,604	999,520	101,007	5,311,460	10,205,886

	Software Technology Acquired through Business Combinations $000’s	Other Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Deferred Development Costs $000’s	Goodwill $000’s	Total $000’s
Cost
Balance – January 1, 2017	116,079	15,673	1,423,719	485,253	48,808	2,810,681	4,900,213
Additions	—	1,893	—	—	23,212	—	25,105
Additions through business combination	1,413	—	—	—	—	—	1,413
Reclassification	—	—	—	—	(201)	—	(201)
Translation	—	1,146	—	—	—	—	1,146
Balance – December 31, 2017	117,492	18,712	1,423,719	485,253	71,819	2,810,681	4,927,676

Accumulated amortization and impairments
Balance – January 1, 2017	61,163	5,798	229,377	—	9,832	5,471	311,641
Amortization	29,909	3,162	94,915	—	10,275	—	138,261
Translation	—	424	—	—	—	—	424
Balance – December 31, 2017	91,072	9,384	324,292	—	20,107	5,471	450,326

Net carrying amount
Balance – January 1, 2017	54,916	9,875	1,194,342	485,253	38,976	2,805,210	4,588,572
At December 31, 2017	26,420	9,328	1,099,427	485,253	51,712	2,805,210	4,477,350

11.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at September 30, 2018 and December 31, 2017 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

In thousands of U.S. Dollars	Interest rate	September 30, 2018, Principal outstanding balance in local denominated currency	September 30, 2018 Carrying amount	December 31, 2017, Principal outstanding balance in local denominated currency	December 31, 2017 Carrying amount
Revolving Facility	5.47%	100,000	92,840	—	—
USD First Lien Term Loan	5.83%	3,566,063	3,483,117	—	—
EUR First Lien Term Loan	3.75%	850,000	963,910	—	—
Senior Notes	7.00%	1,000,000	979,783	—	—
Previous USD First Lien Term Loan	5.32%	—	—	1,895,654	1,848,397
Previous EUR First Lien Term Loan	3.25%	—	—	382,222	453,540
USD Second Lien Term Loan	8.69%	—	—	95,000	56,632
Total long-term debt			5,519,650		2,358,569
Current portion			35,750		4,990
Non-current portion			5,483,900		2,353,579

During the three months ended September 30, 2018, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S Dollars	Effective interest rate *	Interest	Interest Accretion	Total Interest
Revolving Facility	5.67%	1,925	322	2,247
USD First Lien Term Loan	6.50%	35,449	2,155	37,604
EUR First Lien Term Loan	4.25%	8,533	622	9,155
Senior Notes	7.46%	15,185	775	15,960
Previous USD First Lien Term Loan **	5.51%	4,883	17,478	22,361
Previous EUR First Lien Term Loan **	3.34%	581	4,711	5,292
Total		66,556	26,063	92,619

During the three months ended September 30, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S. Dollars	Effective interest rate	Interest	Interest Accretion	Total Interest
Previous USD First Lien Term Loan	5.57%	18,737	2,975	21,712
Previous EUR First Lien Term Loan	4.09%	4,396	335	4,731
USD Second Lien Term Loan	15.19%	3,791	1,373	5,164
Total		26,924	4,683	31,607

During the nine months ended September 30, 2018, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S. Dollars	Effective interest rate *	Interest	Interest Accretion	Total Interest
Revolving Facility	5.67%	1,925	322	2,247
USD First Lien Term Loan	6.50%	35,449	2,155	37,604
EUR First Lien Term Loan	4.25%	8,533	622	9,155
Senior Notes	7.46%	15,185	775	15,960
Previous USD First Lien Term Loan **	6.07%	42,885	112,135	155,020
Previous EUR First Lien Term Loan **	3.87%	9,693	41,502	51,195
USD Second Lien Term Loan **	13.78%	2,216	4,643	6,859
Total		115,886	162,154	278,040

During the nine months ended September 30, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S. Dollars	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
Previous USD First Lien Term Loan	5.52%	57,862	8,812	66,674
Previous EUR First Lien Term Loan	4.46%	12,506	927	13,433
USD Second Lien Term Loan	13.90%	12,315	4,015	16,330
Total		82,683	13,754	96,437

* The effective interest rate calculation excludes the impact of the debt extinguishments in respect of the April 2018 Amend and Extend and the repayment of the Previous First Lien Term Loans as well as the impact of the Swap Agreements.

** Interest accretion for the three months ended September 30, 2018 includes a loss on debt extinguishment of $22.0 million included within net financing charges in respect of the repayment of the Previous First Lien Term Loans. For the nine months ended September 30, 2018, interest accretion includes a loss on debt extinguishment of $147.0 million included within net financing charges in respect of the April 2018 Amend and Extend and the repayment of the Previous First Lien Term Loans.

The Corporation’s change in debt balance from January 1, 2018 to September 30, 2018 was as follows:

In thousands of U.S. Dollars	Opening Balance	Adjustment on adoption of IFRS 9	Net Principal Movements	Adjustments to amortized cost *	Interest Accretion	Translation	Closing
Revolving Facility	—	—	100,000	(7,482)	322	—	92,840
USD First Lien Term Loan	—	—	3,566,063	(85,101)	2,155	—	3,483,117
EUR First Lien Term Loan	—	—	999,535	(23,823)	622	(12,424)	963,910
Senior Notes	—	—	1,000,000	(20,992)	775	—	979,783
Previous USD First Lien Term Loan	1,848,397	(46,894)	(1,895,654)	(17,984)	112,135	—	—
Previous EUR First Lien Term Loan	453,540	(30,725)	(440,823)	(5,077)	41,502	(18,417)	—
USD Second Lien Term Loan	56,632	33,725	(95,000)	—	4,643	—	—
Total	2,358,569	(43,894)	3,234,121	(160,459)	162,154	(30,841)	5,519,650

The Corporation’s change in debt balance from January 1, 2017 to December 31, 2017 was as follows:

In thousands of U.S. Dollars	Opening Balance	Net Principal Movements	Adjustments to amortized cost *	Interest Accretion	Translation	Closing
Previous USD First Lien Term Loan	1,965,928	(125,442)	(3,906)	11,817	—	1,848,397
Previous EUR First Lien Term Loan	296,198	100,529	(829)	1,271	56,371	453,540
USD Second Lien Term Loan	166,453	(115,000)	—	5,179	—	56,632
Total	2,428,579	(139,913)	(4,735)	18,267	56,371	2,358,569

* Adjustments to amortized cost includes transaction costs incurred on the issuance or incurrence of each of the financial instruments and, with respect to the Senior Notes (as defined below), the bifurcation of embedded features in 2018 as described below.

As at September 30, 2018, the contractual principal repayments of the Corporation’s outstanding long-term debt over the next five years amount to the following:

In thousands of U.S. Dollars	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Revolving Facility	—	—	—	—	100,000	—
USD First Lien Term Loan	35,750	35,750	35,750	35,750	35,750	3,387,358
EUR First Lien Term Loan	—	—	—	—	—	986,781
Senior Notes	—	—	—	—	—	1,000,000
Total	35,750	35,750	35,750	35,750	135,750	5,374,139

(a)	Revolving Facility, First Lien Term Loans and Senior Notes

As previously disclosed, on July 10, 2018, the Corporation completed the SBG Acquisition. To finance the cash portion of the purchase price, repay the Previous First Lien Term Loans and repay SBG’s existing long-term debt, which was assumed by the Corporation as part of the acquisition, the Corporation used existing cash resources and raised $4.567 billion in First Lien Term Loans, $1.00 billion in Senior Notes (each as defined below) and $621.8 million of net proceeds (before expenses), excluding the overallotment, from the issuance of additional Common Shares as a result of the Equity Offering (as defined below). The Corporation also obtained a new Revolving Facility (as defined below) of $700.0 million, of which it had drawn $100.0 million as of completion of the acquisition (collectively with the foregoing, the “SBG Financing”). The debt portion of the SBG Financing is described below. For further details on the Equity Offering portion of the SBG Financing, see note 14.

Revolving Facility

On July 10, 2018, as part of the SBG Financing, the Corporation replaced the Previous Revolving Facility (as defined below) with a new first lien revolving facility of $700 million (the “Revolving Facility”) with currency borrowing options in USD, EUR and AUD. Maturing on July 10, 2023, the Revolving Facility has an interest rate of LIBOR plus 3.25% for borrowings in USD (and EURIBOR or BBR plus 3.25% for borrowings in EUR and AUD, respectively). The margin for the Revolving Facility is subject to leverage-based step-downs. The commitment fee on the Revolving Facility varies from 0.250% to 0.375% based on first lien leverage. Borrowings under the Revolving Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties. The Revolving Facility requires, subject to a testing threshold, that the Corporation comply on a quarterly basis with a maximum net first lien senior secured leverage ratio of 6.75 to 1.00.

The Revolving Facility can be used for working capital needs and for general corporate purposes. As of September 30, 2018, the Corporation had drawn $100.0 million under the Revolving Facility and had $74.2 million of letters of credit issued but undrawn thereunder. Availability under the Revolving Facility as of September 30, 2018, was $525.8 million. See note 19.

First Lien Term Loans

On July 10, 2018, as part of the SBG Financing, the Corporation repaid the Previous First Lien Term Loans and issued new First Lien Term Loans of $3.575 billion priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and new EUR first lien term loans of €850 million priced at EURIBOR plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), each with a maturity date of July 10, 2025 and a LIBOR and EURIBOR floor, as applicable, of 0%. Starting on the last day of the first fiscal quarter ending after July 10, 2018, the USD First Lien Term Loan requires scheduled quarterly principal payments in amounts equal to 0.25% of the aggregate principal amount of the USD First Lien Term Loan, with the balance due at maturity. There is no amortization on the EUR First Lien Term Loan.

The Corporation, its lenders, Deutsche Bank AG New York Branch, as administrative agent, and certain other parties also entered into a new credit agreement (the “Credit Agreement”) for the First Lien Term Loans and the Revolving Facility to, among other things, reflect the foregoing transactions and add certain operational and financial flexibility, particularly as it relates to the Corporation on a combined basis following the SBG Acquisition.

The Credit Agreement limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, (i) incur additional debt, (ii) grant additional liens on their assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, (vii) enter into certain transactions with affiliates, (viii) change lines of business, and (ix) modify the terms of certain debt or organizational documents, in each case subject to certain exceptions. The Credit Agreement also provides for customary mandatory prepayments, including a customary excess cash flow sweep.

Senior Notes

Also in connection with the SBG Financing, two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), issued 7.00% Senior Notes due 2026 (the “Senior Notes”) on July 10, 2018 at par in an aggregate principal amount of $1.00 billion. The Senior Notes mature on July 15, 2026. Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The Senior Notes are guaranteed by each of the Issuers’ restricted subsidiaries that guarantees the Revolving Facility. The Senior Notes are the Issuers’ senior unsecured obligations and rank equally in right of payment with all of the Issuers’ existing and future senior unsecured indebtedness.

Upon certain events constituting a change of control under the indenture governing the Senior Notes (the “Indenture”), the holders of the Senior Notes have the right to require Stars Group Holdings B.V. to offer to repurchase the Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, to (but not including) the date of purchase (the “Change of Control Put”).

Prior to July 15, 2021, the Issuers may redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but not including) the applicable redemption date, plus an applicable ‘‘make-whole’’ premium. Also, prior to July 15, 2021, the Issuers may redeem up to 40% of the original aggregate principal of the Senior Notes with proceeds from an equity offering at a redemption price of 107%, plus accrued and unpaid interest, if any, to (but not including) the applicable redemption date. On or after July 15, 2021, the Issuers may redeem some or all of the Senior Notes at the redemption prices set forth in the Indenture (collectively the “Redemption Option” and together with the Change of Control Put, the “Embedded Derivative”).

These features represent embedded derivatives and have been bifurcated from the carrying value of the Senior Notes. The fair value of the Embedded Derivative at issuance of the Senior Notes and at September 30, 2018 was $17.7 million and $29.0 million, respectively. See notes 12 and 16.

The Senior Notes include, among other terms and conditions, limitations on the Issuers’ ability to create, incur or allow certain liens; create, assume, incur or guarantee additional indebtedness of certain of the Issuers’ subsidiaries; and consolidate or merge with, or convey, transfer or lease all or substantially all of the Issuers’ and their subsidiaries’ assets, to another person.

(b)	Previous First Lien Term Loans, USD Second Lien Term Loan and Previous Revolving Facility

On August 1, 2014, the Corporation completed the acquisition of Stars Interactive Group (the “Stars Interactive Group Acquisition”), which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. On April 6, 2018, the Corporation successfully increased, repriced and extended its Previous First Lien Term Loans and Previous Revolving Facility and amended and restated the applicable credit agreement (collectively, the “April 2018 Amend and Extend”) and repaid its USD Second Lien Term Loan (as defined below) in connection with the same. The transaction was recorded as an extinguishment for accounting purposes. No termination costs were incurred. In connection with the SBG Acquisition and SBG Financing, on July 10, 2018, the Corporation repaid the Previous First Lien Term Loans, repaid the existing long-term indebtedness of SBG, entered into the new Credit Agreement with respect to First Lien Term Loans and Revolving Facility, and issued the Senior Notes. The transaction was recorded as an extinguishment for accounting purposes. No termination costs were incurred upon repayment.

Immediately prior to the SBG Financing, the Corporation’s first lien term loans consisted of a $2.17 billion first lien term loan priced at LIBOR plus 3.00% (the “Previous USD First Lien Term Loan”) and a €500 million first lien term loan priced at EURIBOR plus 3.25% (the “Previous EUR First Lien Term Loan” and, together with the Previous USD First Lien Term Loan, the “Previous First Lien Term Loans”), each repayable on April 6, 2025, and a $225 million first lien revolving facility priced at LIBOR plus 2.75% with a maturity date of April 6, 2023 (the “Previous Revolving Facility”). The margin for the Previous Revolving Facility was subject to leverage-based step-downs. Starting on the last day of the first fiscal quarter ending after April 6, 2018, the Previous USD First Lien Term Loan required scheduled quarterly payments in amounts equal to 0.25% of the aggregate principal amount of the Previous USD First Lien Term Loan, with the balance due at maturity. There was no amortization on the Previous EUR First Lien Term Loan. The Corporation used $95 million of the Previous First Lien Term Loans from the April 2018 Amend and Extend to fully repay the second lien term loan (the “USD Second Lien Term Loan”), and used $250 million on April 24, 2018 to complete the previously announced acquisition of an additional 18% equity interest in BetEasy and BetEasy’s acquisition of TSGA. In connection with the April 2018 Amend and Extend, The Stars Group and the lenders also amended the credit agreement for the Previous First Lien Term Loans to, among other things, reflect the foregoing transactions and add certain operational and financial flexibility.

12.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

As part of the SBG Acquisition, the Corporation acquired certain cross-currency swap and interest rate swap instruments with a fair value of $(3.8) million. Subsequently during the quarter, the Corporation unwound cross-currency and interest rate swaps and settled them for a cash payment of $1.0 million. Hedge accounting was not applied for these instruments.

Subsequent to the SBG Financing, the Corporation entered into the Swap Agreements (as defined below) to manage the foreign exchange risk and interest rate exposure under the Credit Agreement. At the time of entering into the Swap Agreements, the Corporation unwound and settled the Previous Swap Agreements (as defined below) for a cash payment of $61.1 million.

Swap Agreements

During the three months ended September 30, 2018 and following the SBG Financing, a subsidiary of the Corporation entered into USD-EUR cross-currency interest rate swap agreements with a notional amount of €1.99 billion ($2.33 billion) (the “EUR Cross-Currency Interest Rate Swaps”), EUR-GBP cross-currency interest rate swap agreements with a notional amount of £1 billion (€1.12 billion) (the “GBP Cross-Currency Interest Rate Swaps” and together with the EUR Cross-Currency Interest Rate Swaps the “Cross-Currency Interest Rate Swaps”) each set to mature in July 2023. The EUR Cross-Currency Interest Rate Swaps fix the USD to EUR exchange rate at 1.167 and fix the Euro interest payments at an average rate of 3.6%. The GBP Cross-Currency Interest Rate Swaps fix the EUR to GBP exchange rate at 0.889 and fix the GBP interest payments at an average rate of 5.4%. The Cross-Currency Interest Rate Swaps have a profile that amortizes in line with the USD First Lien Term Loans. The Corporation also entered into an amortizing interest rate swap agreement with a notional amount of $700 million (the “Interest Rate Swap” and together with the Cross-Currency Interest Rate Swaps, the “Swap Agreements”). The Interest Rate Swap, which is set to mature in June 2023, fixes the USD 3 month LIBOR to a fixed interest rate of 2.82%.

Previous Swap Agreements

On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements with a notional amount of $1.74 billion (the “March 2015 Swap Agreements”). The March 2015 Swap Agreements, which were set to mature in August 2019 (but were settled early as described above), fixed the USD to EUR exchange rate at 1.110 and fixed the Euro interest payments at an average rate of 4.6%. In connection with an August 2015 refinancing of the Corporation’s then-outstanding debt, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a notional amount of $325 million (the “August 2015 Swap Agreements” and together with the March 2015 Swap Agreements, the “Previous Swap Agreements”). The August 2015 Swap Agreements, which were set to mature in August 2019 (but were settled early as described above), fixed the USD to EUR exchange rate at 1.094 and fixed the Euro interest payments at an average rate of 4.7%.

During the three months ended March 31, 2017, the Corporation unwound and settled a notional principal amount of $616.5 million of the Previous Swap Agreements for cash proceeds of $13.9 million. As described above, during the three months ended September 30, 2018, the Corporation unwound and settled the remaining USD notional principal of $1.39 billion related to the Previous Swap Agreements for a cash payment of $61.1 million.

Cash flow hedge accounting

Upon entering into the EUR Cross-Currency Interest Rate Swaps and the Interest Rate Swap, the instruments were designated in cash flow hedge relationships to hedge the interest rate and, in the case of the EUR Cross-Currency Interest Rate Swaps, the foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 3.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 0%).

As previously disclosed, a portion of the Previous Swap Agreements were initially designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the Previous USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). As part of the repricing and retranching of the Previous First Lien Term Loans on March 3, 2017, the Corporation reduced the applicable interest rate margin on the Previous First Lien Term Loans by 50 basis points to LIBOR plus a 3.5% margin with a LIBOR floor of 1%. As a result, the Corporation de-designated and re-designated the applicable hedging instruments in new hedge accounting relationships.

During the three and nine months ended September 30, 2018 an amount of $5.0 million and $15.3 million respectively, was recognized within interest accretion expense, included within net financing charges, (September 30, 2017 - $5.1 million and $12.4 million, respectively) relating to the amortization of the other comprehensive income balance brought forward from previous hedge accounting relationships, including in relation to the unwinding and settlement of the Previous Swap Agreements.

During the three and nine months ended September 30, 2018, there was ineffectiveness with respect to the Corporation’s cash flow hedging relationships of $11.9 million and $11.6 million, respectively, (for each of the three and nine months ended September 30, 2017 - $nil) recognized within interest expense, included within net financing charges.

During the three and nine months ended September 30, 2018, $10.5 million and $26.0 million, respectively, (three and nine months ended September 30, 2017 - $4.6 million and $12.1 million, respectively) was reclassified from “Reserves” to the unaudited interim condensed consolidated statement of earnings within interest expense, included within net financing charges.

The fair value of the Swap Agreements in cash flow hedging relationships as at September 30, 2018 was a derivative liability of $17.2 million (December 31, 2017 – $nil). The fair value of the Previous Swap Agreements in hedging relationships as at September 30, 2018 was $nil (December 31, 2017 – derivative liability of $111.8 million).

Net investment hedge accounting

Upon completion of the SBG Financing, the Corporation designated a portion of the carrying amount of the USD First Lien Term Loan and the carrying amount of the Senior Notes as a foreign exchange hedge of its net investment in its USD foreign operations. During a portion of the nine months ended September 30, 2018 and during a portion of the year ended December 31, 2017, the Corporation designated a portion of the carrying amount of the Previous USD First Lien Term Loan, the carrying amount of the USD Second Lien Term Loan and its then-outstanding deferred contingent payment (i.e., the deferred purchase price for the Stars Interactive Group Acquisition) as a foreign exchange hedge of its net investment in its USD foreign operations. Accordingly, the portion of the translation impact arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the translation impact arising from translation of the Corporation’s net investment in its USD foreign operations.

Upon entering into the GBP Cross-Currency Interest Rate Swaps, the Corporation designated these instruments as a foreign exchange hedge of its net investment in its GBP foreign operations. Accordingly, the portion of the translation impact arising from the translation of the GBP-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), offsetting a portion of the translation impact arising from translation of the Corporation’s net investment in its GBP foreign operations.

During the three and nine months ended September 30, 2018, there was no ineffectiveness with respect to these net investment hedges.

For the three and nine months ended September 30, 2018, the Corporation recorded an unrealized exchange loss on translation of $0.6 million and an unrealized exchange gain on translation of $25.3 million, respectively (for the three and nine months ended September 30, 2017 – $nil for both periods), in the “Cumulative translation adjustment” in reserves related to these hedging relationships.

As a result of the EUR Cross-Currency Interest Rate Swaps and the Previous Swap Agreements, the Corporation had cash inflows of $10.5 million during the quarter recorded through net financing charges in the Q3 2018 Financial Statements. As a result of the GBP Cross-Currency Interest Rate Swaps, the Corporation had cash outflows of $4.9 million during the quarter recorded through Other comprehensive loss.

Deal contingent derivative

See note 16 for details on the Corporation’s deal contingent derivatives.

Put and call options

Put and call options related to the acquisition of a 62% equity interest in BetEasy

The Corporation entered into a put option related to the 62% equity interest in BetEasy to provide an option to divest its equity interest in BetEasy in the event that BetEasy’s acquisition of TSGA did not materialize. The Corporation determined that the put option was a derivative asset and classified and measured it at fair value through profit or loss. The put option derivative asset was recorded as at March 31, 2018 at its fair value of $0.6 million. The fair value of the put option was determined using the Black-Scholes valuation model based on the following assumptions, adjusted for the estimated probability of BetEasy completing the acquisition of TSGA: expected volatility of 19.7%; expected life of one year; risk-free interest rate of 1.87%. The put option was categorized as a Level 3 within the fair value hierarchy. The Corporation did not account for the put option as a qualifying hedge. The Corporation derecognized the put option when it expired on April 24, 2018, upon its acquisition of an additional 18% equity interest in BetEasy and BetEasy’s acquisition of TSGA.

Put and call options on 20% non-controlling interest in BetEasy

Also on April 24, 2018, in connection with the Corporation’s acquisition of the additional 18% interest in BetEasy, the Corporation entered into a non-controlling interest put-call option in relation to the 20% interest in BetEasy held by its minority interest shareholders, with an exercise price based on certain future operating performance conditions of the acquired business. This was determined to be a non-controlling interest put-call option with a variable settlement amount that can be settled in either cash or shares or a combination of both, and because the put-call option does not clearly grant the Corporation with present access to returns associated with the remaining 20% ownership interest, the Corporation recognized this put-call option as a net liability derivative. As at each of the acquisition date and September 30, 2018, the Corporation determined that the fair value of this non-controlling interest derivative was $nil.

Embedded Derivative

See note 11 for a discussion of the features embedded in the Senior Notes that the Corporation bifurcated as it determined that the features were derivatives to be classified and recorded at fair value through profit or loss.

The fair value of the Embedded Derivative at issuance of the Senior Notes and at September 30, 2018 was $17.7 million and $29.0 million, respectively. The fair value of the Embedded Derivative was determined using an interest rate option pricing valuation model. The key assumptions include the implied credit spread of 3.8% at issuance and 2.9% at September 30, 2018. The Embedded Derivative is categorized as a Level 3 within the fair value hierarchy. The Corporation did not account for the Embedded Derivative as a qualifying hedge.

Unsettled bets

Unsettled bets are a liability arising from an open betting position at each period end date. The Corporation determined that these open positions represent a derivative liability classified and measured at FVTPL. The liability for unsettled bets at September 30, 2018 was $14.0 million. The fair value of the unsettled bet liability was determined using methods and inputs that are not based upon observable market data and all fair value movements on the balance are recognized in revenue. The liability is categorized as a Level 3 within the fair value hierarchy.

The following table summarizes the fair value of derivatives as at September 30, 2018 and December 31, 2017 and the change in fair value for the nine months ended September 30, 2018 and the year ended December 31, 2017:

Derivative Assets In thousands of U.S. Dollars	Forward Contracts	Cross-currency and/or interest rate swaps	Currency options	Put Option	Embedded Derivative	Total
Opening balance, as at January 1, 2017	—	52,038	—	—	—	52,038
Issuance	—	—	906	—	—	906
Realized loss	—	—	(375)	—	—	(375)
Settlement	—	(13,904)	726	—	—	(13,178)
Unrealized gain (loss) in fair value	2,037	(38,134)	(1,257)	—	—	(37,354)
Total derivative asset as at December 31, 2017	2,037	—	—	—	—	2,037
Issuance	—	—	—	—	17,700	17,700
Put option arising on acquisition	—	—	—	604	—	604
Put option expiration	—	—	—	(604)	—	(604)
Unrealized (loss) gain in fair value	(2,037)	3,904	—	—	11,300	13,167
Total derivative asset as at September 30, 2018	—	3,904	—	—	29,000	32,904
Current portion	—	—	—	—	—	—
Non-current portion	—	3,904	—	—	29,000	32,904

Derivative Liabilities In thousands of U.S. Dollars	Forward contracts	Cross-currency and/or interest rate swaps	Deal contingent forward *	Put liability	Unsettled bets **	Total
Opening balance, as at January 1, 2017	4,922	—	—	5,594	519	11,035
Unrealized (gain) loss in fair value	(1,826)	110,855	—	—	38	109,067
Realized gain on settlement	(2,829)	—	—	—	—	(2,829)
Net new bets	—	—	—	—	179	179
Settlement	(177)	—	—	(5,594)	—	(5,771)
Translation	(90)	907	—	—	43	860
Total derivative liability as at December 31, 2017	—	111,762	—	—	779	112,541
Acquired on business combination	—	5,025	—	—	19,226	24,251
Realized loss (gain)	5,690	(53,876)	61,508	—	—	13,322
Unrealized (gain) loss in fair value	(5,517)	21,380	—	—	(6,193)	9,670
Net new bets	—	—	—	—	125	125
Settlement	—	(62,910)	(61,508)	—	—	(124,418)
Translation	—	(288)	—	—	26	(262)
Total derivative liability as at September 30, 2018	173	21,093	—	—	13,963	35,229
Current portion	173	—	—	—	13,963	14,136
Non-current portion	—	21,093	—	—	—	21,093

* The realized loss on the deal contingent forward contracts consists of $54.1 million relating to the SBG Acquisition and $7.4 million relating to the TSGA acquisition by BetEasy.

** The unsettled bets liability is recorded in accounts payable and other liabilities on the statement of financial position as at December 31, 2017 and is recorded in derivatives on the statement of financial position as at September 30, 2018.

13. PROVISIONS

The provisions in the unaudited interim condensed consolidated statements of financial position include, among other items, the provision for jackpots, the provision for deferred contingent payment (primarily relating to the deferred payment for the Stars Interactive Group Acquisition) and the minimum revenue guarantees or EBITDA support agreement, as applicable, in connection with the sale of WagerLogic Malta Holdings Ltd., the sale of Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) and CryptoLogic Ltd., to NYX Gaming Group Limited (“NYX Gaming Group”) and NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (“NYX Sub” and such sale, the “Chartwell/Cryptologic Sale”), and the initial public offering (the “Innova Offering”) of Innova Gaming Group Inc. (“Innova”).

The carrying amounts and the movements in the provisions during the periods ended September 30, 2018 and December 31, 2017 are as follows:

In thousands of U.S. Dollars	Player bonuses and jackpots	Deferred contingent payment *	Minimum revenue guarantee	Other	Total
Balance at December 31, 2017	4,265	6,300	10,118	—	20,683
Provisions acquired in business combinations	8,192		—	6,761	14,953
Adjustment to provision recognized	36,631	—	(147)	5,290	41,774
Payments	(33,449)	—	(7,006)	(365)	(40,820)
Accretion of discount	—	—	322	(78)	244
Foreign exchange translation losses	(369)	—	(344)	—	(713)
Balance at September 30, 2018	15,270	6,300	2,943	11,608	36,121

Current portion at December 31, 2017	4,265	6,300	7,025	—	17,590
Non-current portion at December 31, 2017	—	—	3,093	—	3,093
Current portion at September 30, 2018	15,270	6,300	1,407	8,876	31,853
Non-current portion at September 30, 2018	—	—	1,536	2,732	4,268

* The provision of $6.3 million as at September 30, 2018 is contingent on future events.

14.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series. As at September 30, 2018, 272,071,536 Common Shares were issued, outstanding and fully paid (December 31, 2017 - 147,947,874).

Equity Offering

On June 26, 2018, the Corporation closed an underwritten public offering of Common Shares (the “Equity Offering”) at a price of $38.00 per Common Share. The Corporation sold a total of 17,000,000 Common Shares and certain selling shareholders of the Corporation sold 8,000,000 Common Shares. The net proceeds to the Corporation (excluding the over-allotment proceeds), after underwriting discounts and commissions, but before expenses of the Equity Offering payable by the Corporation, were $621.8 million. The Equity Offering also included an over-allotment option granted to the underwriters to purchase an additional 1,875,000 Common Shares from the Corporation and 1,875,000 Common Shares from the selling shareholders at a price of $38.00 per Common Share. The underwriters exercised this over-allotment option in full on July 20, 2018, which closed on July 24, 2018 and resulted in additional net proceeds to the Corporation after underwriting discounts and commissions, but before expenses of the over-allotment option payable by the Corporation, of $68.6 million.

Preferred Share Conversion

On June 5, 2018, the Corporation announced that it elected to effect the conversion of all Preferred Shares pursuant to their terms (the “Preferred Share Conversion”) as a result of meeting the applicable price and liquidity conditions with respect to the same. As a result, on July 18, 2018, all of the Corporation’s outstanding Preferred Shares were converted into Common Shares at a rate of 52.7085 Common Shares per Preferred Share, resulting in the cancellation of all of the Preferred Shares and the issuance of 51,999,623 million Common Shares to the holders thereof. All the Preferred Shares were cancelled and all rights associated therewith were terminated.

Prior to completion of the Preferred Share Conversion, Polar Multi-Strategy Master Fund (and certain affiliated funds) and Verition Canada Master Fund Ltd. applied to the Ontario Superior Court of Justice for a declaration that the mandatory conversion would contravene the Corporation’s articles of continuance. On July 17, 2018 the Superior Court ruled in favor of the Corporation and dismissed the application. As a result, the Corporation proceeded with the conversion as indicated above. The applicants subsequently appealed the Superior Court decision and in the appeal are seeking, among other things, rescission of the conversion or potential damages.

In addition to the Common Shares issued in connection with the Equity Offering and Preferred Share Conversion as described above, during the nine months ended September 30, 2018:

•

The Corporation issued 1,702,711 Common Shares for cash consideration of $30.6 million as a result of the exercise of stock options. The exercised stock options were initially valued at $5.6 million. Upon exercise, the values originally allocated to the stock options in reserves were reallocated to the Common Shares so issued.

•

The Corporation issued 60,099 Common Shares in connection with the settlement of other equity-based awards, initially valued at $1.2 million. Upon settlement of such equity-based awards, the value originally allocated to the equity-based awards in reserves was reallocated to the Common Shares issued.

•

The Corporation issued 2,422,944 Common Shares as a result of the exercise of 4,000,000 warrants. There are no further outstanding warrants as at September 30, 2018.  The exercised warrants were initially valued at $14.7 million using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the Common Shares so issued.

•

The Corporation issued 8,013,887 Common Shares as a result of the voluntary conversion of 152,698 Preferred Shares prior to the Preferred Share Conversion. The converted Preferred Shares were initially valued at $114.9 million. Upon the conversion of the Preferred Shares, the value originally allocated to the Preferred Shares was reallocated to the Common Shares so issued. 8,000,000 of the Common Shares issued as a result of such voluntary conversion were then sold by the holders thereof in the Equity Offering.

•	The Corporation issued 3,115,344 Common Shares, valued at $96.4 million, to the sellers of BetEasy as partial consideration for the acquisition of an additional 18% of the equity interests in BetEasy.
•	The Corporation issued 37,934,054 Common Shares, valued at $1.38 billion, to the sellers of SBG as partial consideration for the SBG Acquisition.

15.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

For the nine months ended September 30, 2018 and 2017:

In thousands of U.S. Dollars	Acquisition reserve	Warrants	Equity	Treasury	Cumulative translation	Available for sale investments	Financial assets at FVOCI	Cash flow hedging	Other	Total
Balance – January 1, 2017	—	14,638	31,142	(30,035)	77,171	(9,983)	—	(48,335)	1,249	35,847
Cumulative translation adjustments	—	—	—	—	(189,012)	—	—	—	—	(189,012)
Stock-based compensation	—	—	10,622	—	—	—	—	—	—	10,622
Exercise of equity awards	—	—	(5,258)	—	—	—	—	—	—	(5,258)
Realized (losses) gains	—	—	—	—	—	(37,090)	—	160,069	—	122,979
Unrealized gains (losses)	—	—	—	—	—	32,474	—	(151,311)	—	(118,837)
Reclassification	—	50	—	—	(8,868)	9,197	—	—	(379)	—
Deferred tax on stock-based compensation	—	—	359	—	—	—	—	—	—	359
Other	—	—	—	493	—	—	—	5,594	(5,127)	960
Balance – December 31, 2017	—	14,688	36,865	(29,542)	(120,709)	(5,402)	—	(33,983)	(4,257)	(142,340)
Impact of adoption of IFRS 9	—	—	—	—	—	45	168	—	—	213
Reclassification	—	—	—	—	15	5,357	—	—	(5,372)	—
Balance - January 1, 2018 (restated) (note 16)	—	14,688	36,865	(29,542)	(120,694)	—	168	(33,983)	(9,629)	(142,127)
Cumulative translation adjustments	—	—	—	—	(60,823)	—	—	—	—	(60,823)
Stock-based compensation	—	—	8,802	—	—	—	—	—	—	8,802
Exercise of stock options and release of equity awards	—	—	(6,889)	—	—	—	—	—	—	(6,889)
Re-allocation from warrants reserve to share capital for exercised warrants	—	(14,688)	—	—	—	—	—	—	—	(14,688)
Realized gains (losses)	—	—	—	—	—	—	344	(20,444)	—	(20,100)
Unrealized (losses) gains	—	—	—	—	—	—	(1,021)	14,565	—	13,544
Deferred Tax on Re-measurements	—	—	—	—	—	—	475	—	—	475
Reversal of deferred tax on stock-based compensation	—	—	(359)	—	—	—	—	—	—	(359)
Impairment of debt instruments at FVOCI	—	—	—	—	—	—	(29)	—	—	(29)
Further acquisition of subsidiary	(220,023)	—	—	—	—	—	—	—	(17)	(220,040)
Balance – September 30, 2018	(220,023)	—	38,419	(29,542)	(181,517)	—	(63)	(39,862)	(9,646)	(442,234)

During the year ended December 31, 2017, the principal reclassification made by the Corporation was $9.2 million from the Cumulative translation adjustments reserve to the “Available-for-sale investments” reserve to correct an error in the recording of the change in valuation of the Available-for-sale investments as at December 31, 2015.

Acquisition reserve

On February 27, 2018, a subsidiary of the Corporation completed its acquisition of a 62% interest in BetEasy. On April 24, 2018, a subsidiary of the Corporation acquired an additional 18% interest in BetEasy and on the same date, BetEasy completed its acquisition of 100% of TSGA. The carrying amounts of the controlling and non-controlling interest were adjusted to reflect the changes in the Corporation’s equity interest in BetEasy. The change in carrying amounts were recognized directly in equity in acquisition reserve and any difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration paid was attributed to the Corporation.

16.FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and their low credit risk.

Certain of the Corporation’s financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities were determined as at each of September 30, 2018 and December 31, 2017:

	As at September 30, 2018
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - FVOCI	104,125	104,125	—	—
Equity in unquoted companies - FVTPL	8,075	—	—	8,075
Derivatives	32,904	—	3,904	29,000
Total financial assets	145,104	104,125	3,904	37,075

Derivatives	35,229	—	21,266	13,963
Other long-term liabilities (Deferred contingent payment)	88,854	—	—	88,854
Total financial liabilities	124,083	—	21,266	102,817

	As at December 31, 2017
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - Available-for-sale	115,343	115,343	—	—
Funds - Available-for-sale	7,045	7,045	—	—
Equity in unquoted companies - Available-for-sale	6,981	—	—	6,981
Equity in quoted companies - Available-for-sale	281	281	—	—
Total available-for-sale	129,650	122,669	—	6,981
Derivatives	2,037	—	2,037	—
Total financial assets	131,687	122,669	2,037	6,981

Derivatives	112,541	—	111,762	779
Total financial liabilities	112,541	—	111,762	—

The fair values of other financial assets and liabilities measured at amortized cost, other than those for which the Corporation has determined that their carrying values approximate their fair values on the unaudited interim condensed consolidated statements of financial position as at each of September 30, 2018, and December 31, 2017 are as follows:

	As at September 30, 2018
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
First Lien Term Loans	4,609,142	—	4,609,142	—
Senior Notes	1,032,450	—	1,032,450	—
Total financial liabilities	5,641,592	—	5,641,592	—

	As at December 31, 2017 *
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
Previous First Lien Term Loans	2,370,335	—	2,370,335	—
USD Second Lien Term Loan	95,713	—	95,713	—
Total financial liabilities	2,466,048	—	2,466,048	—

* The Corporation reassessed the fair value hierarchy of its long-term debt and reclassified it from Level 1 to Level 2 fair value hierarchy.

Valuation of Level 2 financial instruments

Long-Term Debt

The Corporation estimates the fair value of its long-term debt by using a composite price derived from observable market data for a basket of similar instruments.

Derivative Financial Instruments

Currently, the Corporation uses the Swap Agreements to manage its interest rate and foreign currency risk (previously the Corporation used the Previous Swap Agreements) and foreign currency forward contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of September 30, 2018 and December 31, 2017, the Corporation assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, with the exception of the Embedded Derivative which is classified as Level 3, and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its valuations of the Swap Agreements and Previous Swap Agreements in their entirety are classified in Level 2 of the fair value hierarchy.

Derivative Financial Instruments – deal contingent derivative

Australian Acquisitions

As previously announced, on April 24, 2018, a subsidiary of the Corporation increased its equity interest in BetEasy from 62% to 80% and BetEasy acquired TSGA. The estimated aggregate purchase price for both of these transactions was $315 million, a combination of cash and newly issued Common Shares. In connection with these transactions, to economically hedge its risk of AUD appreciation relative to USD, on March 14, 2018, the Corporation entered into a deal contingent forward contract to purchase AUD and sell USD at a contracted strike price. The Corporation settled the deal contingent forward on April 6, 2018, and recognized a realized loss of $7.4 million included in foreign exchange within the general and administrative category in note 7 in the unaudited condensed consolidated statement of earnings for the nine months ended September 30, 2018. The deal contingent derivative was categorized as Level 3 within the fair value hierarchy. The Corporation did not account for the deal contingent derivative as a qualifying hedge under IFRS 9.

SBG Acquisition

As previously announced, a subsidiary of the Corporation entered into an agreement to acquire SBG, which was subsequently completed on July 10, 2018. The aggregate purchase price under the transaction agreements of $4.7 billion was paid in a combination of cash and newly issued Common Shares. In connection with the transaction, to hedge the risk of GBP appreciation relative to USD, on April 26, 2018, the Corporation entered into two deal contingent forward contracts (for GBP notional amount of £350 million each) to purchase GBP and sell USD at a contracted strike price. The Corporation settled the deal contingent forward on July 10, 2018, and recognized a realized loss of $54.1 million included in foreign exchange loss (gain) within the general and administrative category in note 7 in the unaudited condensed consolidated statement of earnings for the nine months ended September 30, 2018. The deal contingent derivative was categorized as Level 3 within the fair value hierarchy. The Corporation did not account for the deal contingent derivative as a qualifying hedge under IFRS 9.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at September 30, 2018 and December 31, 2017, the valuation techniques and key inputs used by the Corporation for each Level 3 asset or liability were as follows:

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Equity in private companies (Level 3 Assets): The Corporation values its equity investment in private companies with reference to earnings measures from similar businesses in the same or similar industry and adjusts for any significant changes in the earnings multiple and the valuation.

-

Promissory note (Level 3 Asset): The Corporation recognized a promissory note in connection with the sale of a former subsidiary. The Corporation received the full balance of the promissory note during the year ended December 31, 2017.

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Put option (Level 3 Asset): The Corporation has measured the value of the put option granted in connection with the Corporation’s acquisition of a 62% equity interest in BetEasy, see note 4, using the Black-Scholes valuation model. See note 12. The put option expired on April 24, 2018.

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Innova EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the Innova EBITDA support agreement using a 5.7% discount rate (2017 – 5.7% discount rate). A reasonable change in the discount rate would not have a material impact on fair value.

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Licensing Agreement (Level 3 Liability): As previously disclosed, in connection with the Chartwell/Cryptologic Sale, a subsidiary of the Corporation entered into a supplier licensing agreement with NYX Gaming Group (the “Licensing Agreement”). The Corporation uses a net present value approach for the Licensing Agreement using a 5.7% discount rate, 9% revenue share percentage and long-term revenue forecast (2017 – 5.7% and 9%, respectively). A reasonable change in the discount rate would not have a material impact on fair value. The fair value of the licensing agreement as at September 30, 2018 was $2.3 million and is included in accounts payable and other liabilities.

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Deferred contingent payment (Level 3 Liability) in connection with the acquisition of the additional 18% equity interest in BetEasy (see note 4): The Corporation used a risk-neutral derivative-based simulation of the underlying EBITDA forecast to determine the fair value of the deferred contingent payment, used a discount rate of 8% and an EBITDA forecast with an estimated volatility between 25% and 30% of the historic EBITDA of comparable companies. A five percentage point increase or decrease in the estimated volatility would have a $5.5 million or $4.1 million impact on fair value, respectively.

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Embedded Derivative (Level 3 Asset) in connection with the Senior Notes issuance: The Corporation used an interest rate option pricing valuation model to determine the fair value of the Redemption option using an implied credit spread of 3.8% at issuance and 2.9% at September 30, 2018. A 10 basis point increase or decrease in the implied credit spread would have a $2.0 million impact on fair value.

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Unsettled bets (Level 3 Liability): The principal assumptions used in the valuation of unsettled bets is the anticipated outcomes for the events related to the unsettled bets (gross win margin). A reasonable change in the gross win margin would not have a material impact on fair value.

The following tables show a reconciliation from opening balances to the closing balances for Level 3 fair values:

In thousands of U.S Dollars	Level 3 Equity	Level 3 Promissory note	Level 3 Embedded Derivative
Balance – January 1, 2017	15,249	4,827	—
Gain included in income from investments	(398)	—	—
Interest accretion included in financial expenses	—	256	—
Gain on settlement	—	3,001	—
Settlement of promissory note	—	(8,084)	—
NYX Sub Preferred Shares transfer out of Level 3	(8,526)	—	—
Unrealized gain included in other comprehensive income	656	—	—
Balance – December 31, 2017	6,981	—	—
Adjustment on adoption of IFRS 9	1,787	—	—
Balance – January 1, 2018 (restated)	8,768	—	—
Fair value movement on FVTPL investments	(600)	—	—
Return of investment	(77)	—	—
Translation	(16)	—	—
Embedded Derivative recognized	—	—	17,700
Re-measurement of fair value	—	—	11,300
Balance – September 30, 2018	8,075	—	29,000

In thousands of U.S Dollars	Level 3 Put liability	Level 3 Deferred contingent payment	Level 3 Unsettled Bets *
Balance – January 1, 2017	5,594	195,506	519
Accretion	—	2,048	—
Repayment of deferred consideration	—	(197,510)	—
Gain on settlement of deferred consideration	—	(44)	—
Settlement of put liability	(5,594)	—	—
Net new bets	—	—	179
Re-measurement of fair value	—	—	38
Revaluation	—	—	43
Balance – December 31, 2017	—	—	779
Deferred contingent payment	—	84,662	—
Acquired on business combination	—	—	19,226
Net new bets	—	—	126
Re-measurement of fair value	—	8,753	(6,193)
Revaluation	—	(4,561)	26
Balance – September 30, 2018	—	88,854	13,963

* The unsettled bets liability is recorded in accounts payable and other liabilities on the statement of financial position as at December 31, 2017 and is recorded in derivatives on the statement of financial position as at September 30, 2018.

The put-call option on the 20% non-controlling interest in BetEasy and the Change of Control Put (see notes 11 and 12) are measured as Level 3 financial instruments. As at September 30, 2018, and since inception, each have a $nil balance. Therefore, these instruments have not been included in the tables above.

17.ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 9, Financial Instruments

As referenced in note 2 above, the Corporation adopted IFRS 9, Financial Instruments on January 1, 2018. The impact of the Corporation’s transition to IFRS 9 is summarized below. During the three months ended June 30, 2018, the Corporation made a non-material adjustment, totaling $12.9 million, to the amounts recognized in retained earnings in respect of the adoption of IFRS 9.

Classification of financial assets

As of January 1, 2018, management assessed which business models apply to the financial assets held by the Corporation and classified those financial assets into the appropriate IFRS 9 categories as follows:

Financial assets - January 1, 2018 In thousands of U.S. Dollars	FVTPL	Available-for-sale	FVOCI	Total financial assets
Opening balance - IAS 39	—	129,650	—	129,650
Reclassification of bonds from Available-for-sale to FVOCI	—	(115,343)	115,343	—
Reclassification of funds from Available-for-sale to FVTPL	7,045	(7,045)	—	—
Reclassification of equity in unquoted companies from Available-for-sale to FVTPL	6,981	(6,981)	—	—
Reclassification of equity in quoted companies from Available-for-sale to FVTPL	281	(281)	—	—
Opening balance - IFRS 9	14,307	—	115,343	129,650

Impairment of financial assets

The Corporation holds three types of financial assets subject to the new expected credit losses model applicable under IFRS 9 as follows: (i) Trade receivables carried at amortized cost; (ii) Debt instruments carried at FVOCI; and (iii) Other financial assets carried at amortized cost.

The Corporation was required to revise its impairment methodology upon adoption of IFRS 9 for each of these classes of financial assets.

The nature of the Corporation’s business does not generate significant receivables and its investments are considered low risk as it pursues an investment strategy that only permits highly liquid investments with reputable financial institutions.

The impact of the change in impairment methodology on the opening carrying amounts of these financial assets and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

Financial liabilities – debt modification

The Corporation was required to adjust the carrying amount of its existing long-term debt in respect of historic debt modifications upon adoption of IFRS 9. The adjustment required in respect of each of the historic debt modifications was calculated as the difference between the present value of the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This differs from the treatment under IAS 39, which required an adjustment to the prevailing effective interest rate on the loan rather than an adjustment to the carrying amount.

The impact of the change in treatment of historic debt modifications on the carrying amount of long-term debt and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

Derivatives and hedging

As permitted by IFRS 9, the Corporation elected to continue to apply the hedge accounting requirements of IAS 39 to all its hedge accounting relationships, resulting in no impact upon adoption.

Measurement of financial instruments

The table below illustrates the result of adoption of IFRS 9 as of January 1, 2018, and the measurement impact on the respective categories of financial instruments:

	Measurement Category		Carrying amount
In thousands of U.S. Dollars	Original (IAS 39)	New (IFRS 9)	Original (IAS 39)	New (IFRS 9)	Adjustment to opening retained earnings
Bonds	Available-for-sale	FVOCI	115,343	115,343	213
Funds	Available-for-sale	FVTPL	7,045	7,045	—
Equity in unquoted companies	Available-for-sale	FVTPL	6,981	8,767	(1,786)
Equity in quoted companies	Available-for-sale	FVTPL	281	281	—
Trade receivables	Loans and receivables	Amortized cost	112,227	111,435	792
Cash and restricted cash	Loans and receivables	Amortized cost	564,018	563,037	981
Long-term debt	Amortized cost	Amortized cost	(2,358,569)	(2,314,675)	(43,894)
			(1,552,674)	(1,508,767)	(43,694)

The Corporation has not designated any financial assets that meet the criteria for classification at amortized cost or FVOCI as FVTPL on initial recognition.

IFRS 15, Revenue from contracts with customers

As referenced in note 2 above, the Corporation adopted IFRS 15, Revenue from contracts with customers on January 1, 2018.

The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

The Corporation has amended the presentation and disclosure of total revenue as a result of the requirement under IFRS 15 to present revenue from contracts with customers separately from other sources of revenue. See note 5. Notwithstanding the presentation and disclosure requirement of IFRS 15 for total revenue, the Corporation continues to present segment revenues, including by major line of operation (i.e. Poker, Gaming, Betting and Other) and geographical region, which are presented and disclosed as they were prior to the Corporation’s adoption of IFRS 15. See note 6.

18.	RELATED PARTY TRANSACTIONS

Minority shareholder loan

In connection with the acquisition of a 62% equity interest in BetEasy, the Corporation acquired financial liabilities of $59.2 million, which included a loan of $15.5 million (AUD$19.7 million) from the minority shareholders of BetEasy. During the nine months ended September 30, 2018 a subsidiary of the Corporation repaid $6.2 million (AUD$8.2 million) of such loan and entered into an agreement with such minority shareholders to forgive and discharge $8.6 million (AUD$11.5 million) of the outstanding loan balance.

As previously reported on March 6, 2018, a subsidiary of the Corporation entered into agreement with the holders of the non-controlling interest in BetEasy to increase its equity interest from 62% to 80% and for BetEasy to acquire TSGA. According to the agreement, the non-controlling interest of BetEasy made a loan of $35.1 million (AUD$47.4 million) and equity contribution of $12.1 million (AUD$15.8 million). During the nine months ended September 30, 2018, the non-controlling interest provided an additional shareholder loan of $1.8 million (AUD$2.5 million). As at September 30, 2018, the outstanding loan balance was $36.3 million (AUD$49.9 million). The loan is non-interest bearing and repayable on the earlier of: 9 years and 364 days from the date of advance and the date of the 20% put-call option completion.

Retirement benefit plan

A subsidiary of the Corporation participates in a defined contribution retirement benefit plan for all qualifying employees within that subsidiary. The assets of the plan are held separately from those of the Corporation in funds under the control of trustees and are not included in the consolidated statement of financial position. In the event employees leave the plan prior to vesting fully, the contributions payable by the subsidiary are reduced by the amount of forfeited contributions.

19.	SUBSEQUENT EVENTS

On October 24, 2018, the Corporation fully repaid the outstanding $100.0 million, including accrued and unpaid interest, that it had drawn under its Revolving Facility in connection with the SBG Acquisition using cash on its balance sheet.